Exhibit 99.1

Deutsche Bank

Earnings Report as of March 31, 2020

Contents

Financial Summary 3

Group results 5

Segment results 8

Consolidated balance sheet 14

Strategy 16

Outlook 19

The Deutsche Bank Group 19

Our Business Segments 21

Risks and Opportunities 25

Risk information 26

Additional information 34

Management and Supervisory Board 34

Capital expenditures and divestitures 34

Events after the reporting period 34

Basis of preparation/impact of changes in accounting principles 34

Impact of Deutsche Bank’s transformation 37

Total net revenues 38

Earnings per common share 38

Consolidated statement of comprehensive income 39

Provisions 40

Non-GAAP financial measures 40

Imprint 47

Financial Summary

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Deutsche Bank reports first quarter 2020 pre-tax profit driven by revenue growth in core businesses - strategic transformation on track

Balance sheet strength maintained while meeting client demand for credit

  Common Equity Tier 1 (CET 1) capital ratio of 12.8%, approximately 240 basis points above current regulatory requirements, despite regulatory inflation, COVID-19 impacts and business growth
  Liquidity reserves remain strong at € 205 billion with a Liquidity Coverage Ratio of 133%, € 43 billion above regulatory requirements
  Loans increased by € 25 billion, up 6 % in the quarter
  Provision for credit losses of € 506 million, of which approximately 50 % due to COVID-19

Group pre-tax profit driven by Core Bank revenue and profit growth

  Group profit before tax of € 74 million after bank levies of € 503 million, transformation-related effects of € 172 million and costs of ongoing Capital Release Unit wind-down
  Net loss of € 4 million
  Adjusted profit before tax 1 was € 170 million compared to € 267 million in the prior year
  Group revenues of € 6.2 billion
  Core Bank profit before tax of € 840 million
  Core Bank adjusted profit before tax up 15 % to € 928 million, driven by revenue growth and cost reduction
  Core Bank revenues of € 6.3 billion
  Core Bank revenues ex-specific items up 5 % to € 6.2 billion

Continued cost reduction and execution of transformation strategy

  Noninterest expenses of € 5.6 billion
  Adjusted costs ex-transformation charges and bank levies of € 4.9 billion, down 7%, 9th consecutive quarter of year-on-year reductions
  73 % of total anticipated transformation-related effects now absorbed
  Capital Release Unit: leverage exposure further reduced by € 9 billion to € 118 billion

Helping clients meet the challenge of COVID-19

  The Corporate Bank: supporting over 5,200 clients applying for credit worth approximately € 4.4 billion under the KfW-sponsored loan programme and earmarked € 20 billion for overall new credit extension to corporate clients
  Investment Bank: helping companies and government clients raise over € 150 billion of debt financing since mid-March
  Private Bank: continuing to serve clients through ~1,100 Deutsche Bank and Postbank branches, with € 2 billion in new client loans in the quarter
  Asset Management: engagement with clients up 50 % through DWS Direkt, with client website volume up 25%

Christian Sewing, Chief Executive Officer, said: “In the current crisis, we have shown robust numbers and demonstrated strong performance in support of our clients across all core businesses. Conservative balance sheet management enables us to navigate the current environment from a position of strength as the leading bank in Europe's strongest economy. I want to say a huge thank you to our employees, who have shown outstanding dedication and flexibility. I am proud of the way we have been there for our clients, our communities and for each other.”

Deutsche Bank reported a first quarter 2020 pre-tax profit while growing revenues in its Core Bank and maintaining balance sheet strength. Capital remained substantially above regulatory minimum levels, while credit provisions grew from low levels in the prior year, reflecting a deteriorating macro-economic environment impacted by COVID-19.

1 For description of this and other non-GAAP financial measures, see ‘Non-GAAP financial measures’.

Group results

Group profit before tax was € 74 million, despite bank levies of € 503 million and pre-tax transformation-related effects of € 172 million. These effects comprised transformation charges of € 84 million and restructuring and severance of € 88 million. First-quarter net loss was € 4 million.

The bank continued its strategic transformation as planned. Revenue and expense performance in the Core Bank reflected continued momentum and execution of strategic priorities. Of the total transformation-related effects anticipated between 2019 and 2022, 73 % have now been recognised. The number of employees on a Full Time Equivalent (FTE) basis declined by 930 to 86,667 at the end of the quarter.

Provision for credit losses was € 506 million, or 44 basis points of loans, and included approximately € 260 million related to COVID-19. Provision for credit losses taken in the quarter increased allowance for loan losses to € 4.3 billion, equivalent to 95 basis points of total loans. The full-year 2020 outlook is for provision of credit losses of 35-45 basis points of loans.2

The Core Bank, which excludes the Capital Release Unit, reported adjusted profit before tax of € 928   million, up 15%, driven by 5 % growth in revenues ex-specific items and a 4 % reduction in adjusted costs ex-transformation charges. Core Bank profit before tax was € 840 million.

The Capital Release Unit recognised a pre-tax loss of € 767 million which was in line with internal expectations. The unit continued to make progress with asset reduction despite challenging conditions. Leverage exposure was reduced by € 9 billion to € 118 billion in the quarter, while risk weighted assets were down € 2 billion to € 44 billion.

Supporting clients through unprecedented challenges

All Deutsche Bank’s core businesses supported clients through exceptionally challenging market conditions. The Corporate Bank is supporting approximately 5,200 applications, with a volume of € 4.4 billion, from customers related to the German government-sponsored KfW loan programme. Across its German network, Deutsche Bank has trained around 3,000 staff to provide specialist advice to clients on KfW and COVID-19 related topics. The Corporate Bank also earmarked € 20 billion for new credit extension to companies.

The Investment Bank has helped companies, governments and agencies raise more than € 150 billion in debt to finance their activities since the outbreak of COVID-19 in mid-March 2019.

The Private Bank continues to provide direct access to clients through 290 Deutsche Bank and all 800 Postbank branches, more than any other German bank, supported by advisors providing advice by telephone and online. Daily logins reached approximately 2.5 million per day, call centre volume has risen by around 30%, and securities transactions processed for clients peaked at more than double average volumes. Deutsche Bank’s German mobile distribution network ( Mobiler Vertrieb ), with more than 1,200 agents, handled more demand and served clients more intensively than at any time in its 32-year history, with sales up 34 % year on year.

Asset Management has advised clients through its DWS Direkt channel which saw volumes 50 % above average, while volumes of digital activity, through the DWS website and social media channels, rose by 25 % and 32 % respectively.

Deutsche Bank has been active in helping communities around the world meet the challenge of COVID-19. The bank donated 575,000 medical masks to the municipalities of Frankfurt, Berlin and Bonn. In addition to making a € 500,000 donation, the bank is matching employee donations of over € 600,000 to Food & Shelter charities around the world to support some of those most impacted by the pandemic. In India, Deutsche Bank has provided isolation rooms and family survival kits, and partnered with the Akshaya Patra Foundation to provide 1 million meals to homeless and daily wage labourers in four cities.

2 Based on the bank’s assessment and ECB guidance, the bank performed an overlay calculation based on averaging forecasts for GDP and unemployment rates over the next three years for its expected credit losses estimate as the basis for its credit loss allowances. The bank has also applied EBA guidance regarding default and forbearance in light of COVID-19 measures in certain cases. See ‘Risk Information’.

Balance sheet strength despite growth in lending

Conservative balance sheet management enabled Deutsche Bank to support clients through extremely challenging economic and financial market conditions during the quarter. Risk weighted assets grew by € 17 billion to € 341 billion, partly reflecting growth in loans of € 25 billion or 6%.

The CET 1 capital ratio was 12.8 % at quarter-end, compared to 13.6 % at the end of 2019, and approximately 240 basis points above regulatory requirements. This development was driven by:

  A reduction of approximately 30 basis points from the new securitization framework which took effect on January 1, 2020;
  COVID-19 related impacts, largely expected to be temporary, of approximately 40 basis points mainly driven by client drawdowns and higher prudent valuation reserves;
  Approximately 10 basis points from regular business growth.

Liquidity reserves remained strong at € 205 billion at the end of the quarter, down by 8 % from € 222 billion. This development largely reflected drawdowns on committed facilities as the bank supported demand from clients. However, the Liquidity Coverage Ratio, at 133%, remains € 43 billion or 33%, above regulatory requirements.

Provision for credit losses was 44 basis points of loans, reflecting conservative underwriting standards, strong risk management and a low-risk, well-diversified loan portfolio but higher year on year driven by the aforementioned impact of COVID-19. Investment Bank provision for credit losses was 111 basis points of loans, driven by rating migrations, increased drawdowns on committed credit facilities and updates to the macro-economic outlook.

Revenue growth in core businesses despite challenging conditions late in the quarter

Group revenues were € 6.2 billion, essentially flat year-on-year, despite the bank’s exit from equities trading in July 2019. Revenues in the Core Bank were € 6.3 billion, up 5 % year-on-year, reflecting delivery on the bank’s transformation strategy.

In the Corporate Bank , revenues were € 1.3 billion, essentially flat year on year. Continued progress on strategic execution, including deposit repricing measures, helped to offset the impact of ongoing interest rate headwinds.

In the Investment Bank , revenues were € 2.3 billion, up 18%. This was driven by 13 % growth in Fixed Income & Currencies, with strong growth in Foreign Exchange and Rates which more than offset significantly lower revenues in Credit. In Rates, Deutsche Bank gained market share and ranked second in electronic US Treasury trading in March (source: Bloomberg). Origination & Advisory revenues were up 8%, as growth in Debt Origination more than offset lower revenues in Advisory. Deutsche Bank recaptured the No. 1 position in corporate finance in Germany with a market share of just under 14%, its highest since 2014 (source : Dealogic).

In the Private Bank , revenues rose 2 % year-on-year to € 2.2 billion, driven by 9 % revenue growth in Wealth Management, or 17 % excluding gains related to workout activities, which partly reflected strategic hiring in previous periods; in the Private Bank Germany and Private & Commercial Business International, fee income from investment products largely offset interest rate headwinds.

In Asset Management , revenues were essentially flat versus the prior year, as 9 % growth in management fees was offset by negative changes in the fair value of guarantees driven by lower interest rates . Net asset outflows were a relatively modest € 2 billion, after inflows of € 25 billion during 2019.

Sustained progress on cost reduction in line with strategy

Noninterest expenses were € 5.6 billion in the first quarter, down 5 % versus the prior year. Adjusted costs were € 5.5 billion, down 7%.

Adjusted costs ex-transformation charges were € 5.5 billion in the quarter, down 8 % year-on-year. Adjusted costs included bank levies primarily relating to Deutsche Bank’s contribution to the Single Resolution Fund of € 503 million, and € 98 million of reimbursable expenses associated with the transfer of the bank’s Prime Finance platform to BNP Paribas.

Adjusted costs ex-transformation charges and bank levies were € 4.9 billion, representing the ninth successive quarterly year on year reduction. Deutsche Bank reaffirmed its 2020 target of € 19.5 billion in adjusted costs ex-transformation charges and reimbursable expenses associated with the BNP Paribas transfer. A reduction in compensation and benefits expenses was driven by workforce reductions, while reduced IT expenses reflected lower software amortisation. Bank levies in the quarter declined by 17% versus the prior year period.

Group results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2020	Mar 31, 2019	Absolute Change	Change in %
Net revenues:
Of which:
Corporate Bank (CB)	1,326	1,342	(16)	(1)
Investment Bank (IB)	2,339	1,988	351	18
Private Bank (PB)	2,162	2,125	37	2
Asset Management (AM)	519	525	(6)	(1)
Capital Release Unit (CRU)	(59)	387	(445)	N/M
Corporate & Other (C&O)	(69)	(16)	(53)	N/M
Total net revenues	6,218	6,351	(133)	(2)
Provision for credit losses	506	140	366	N/M
Noninterest expenses:
Compensation and benefits	2,689	2,866	(176)	(6)
General and administrative expenses	2,875	3,070	(196)	(6)
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	74	(17)	91	N/M
Total noninterest expenses	5,638	5,919	(281)	(5)
Profit (loss) before tax	74	292	(218)	(75)
Income tax expense (benefit)	78	91	(13)	(14)
Profit (loss)	(4)	201	(205)	N/M
Profit (loss) attributable to noncontrolling interests	23	23	1	3
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	(27)	178	(205)	N/M
Profit (loss) attributable to additional equity components	86	81	5	6
Profit (loss) attributable to Deutsche Bank shareholders	(113)	97	(210)	N/M

Common Equity Tier 1 capital ratio	12.8%	13.7%	(0.9) ppt	N/M
Leverage ratio (fully loaded)	4.0%	3.9%	0.1 ppt	N/M
Loans (gross of allowance for loan losses, in € bn)1	459	415	44	11
Deposits (in € bn)1	567	575	(8)	(1)
Assets under Management (in € bn)1	1,158	1,202	(43)	(4)
Employees (full-time equivalent)1	86,667	91,463	(4,796)	(5)

N/M – Not meaningful
1As of quarter-end.

Segment results

Corporate Bank (CB)

First-quarter net revenues were € 1.3 billion, essentially flat year on year.

Global Transaction Banking revenues of € 968 million declined by 2%. Cash Management revenues were essentially flat, as the impact of reductions in interest rates in the U.S. and the ongoing negative rates in Europe were partly offset by deposit repricing and ECB deposit tiering. Trade Finance and Lending revenues were also essentially flat, with solid lending volumes and wider spreads at the end of the quarter. Securities Services revenues declined reflecting the absence of a gain in the prior year period while Trust & Agency Services revenues were also lower, driven by the impact of U.S. interest rate cuts and lower client activity. Commercial Banking revenues of € 358 million were essentially flat, as higher volumes in Commercial Lending and higher payment fees were offset by lower deposit revenues.

First-quarter noninterest expenses of € 1,088 million increased by 8 % primarily driven by higher internal service cost allocations and higher transformation charges. Adjusted costs, excluding transformation charges increased by 4 % mainly reflecting higher internal service cost allocations.

Provision for credit losses was € 106 million in the first quarter 2020, mainly related to a small number of idiosyncratic events as well as the worsening outlook due to COVID-19.

Profit before tax was € 132 million in the first quarter, with a post-tax return on tangible equity of 3%. Excluding transformation charges, restructuring and severance, the Corporate Bank generated a profit before tax of € 168 million.

Corporate Bank results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2020	Mar 31, 2019	Absolute Change	Change in %
Net revenues:
Global Transaction Banking	968	984	(16)	(2)
Commercial Banking	358	358	0	0
Total net revenues	1,326	1,342	(16)	(1)
Provision for credit losses	106	44	62	138
Noninterest expenses:
Compensation and benefits	273	270	3	1
General and administrative expenses	810	739	70	9
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	5	(0)	5	N/M
Total noninterest expenses	1,088	1,009	78	8
Noncontrolling interests	0	0	0	N/M
Profit (loss) before tax	132	288	(156)	(54)

Total assets (in € bn)1	245	241	4	2
Loans (gross of allowance for loan losses, in € bn)1	131	116	14	12
Employees (front office full-time equivalent)1	7,554	7,632	(78)	(1)

N/M – Not meaningful
Prior year segmental information has been restated to reflect the reorganization of segments in the third quarter of 2019
1 As of quarter-end.

Investment Bank (IB)

First-quarter net revenues were € 2.3 billion, an 18 % increase from the prior year period. Excluding specific revenue items, revenues increased by 15%.

Fixed Income & Currency (FIC) Sales & Trading revenues were € 1.9 billion, up 13%, and up 16 % excluding specific revenue items. Revenues across Rates, Foreign Exchange and Emerging Markets increased significantly, benefitting from increased volatility, strong client flows and effective risk management. Credit revenues were significantly lower driven by challenging market conditions at the end of the quarter.

Origination & Advisory revenues of € 458 million increased by 8 % driven by significantly higher Debt Origination revenues partially offset by significantly lower Advisory revenues as market volumes declined. Deutsche Bank has increased market share in Germany and EMEA according to Dealogic .

Noninterest expenses declined by 15 % to € 1.5 billion in the quarter. Adjusted costs, excluding transformation charges also declined by 15 % versus the prior year quarter and included € 134 million of bank levies. The reduction in noninterest expenses was principally driven by lower service cost allocations as well as lower bank levies.

Provision for credit losses was significantly higher at 111 basis points of loans driven by rating migrations, increased drawdowns on committed credit facilities and updates to the macro-economic outlook.

Profit before tax was € 622 million in the quarter with a post-tax return on tangible equity of 8%.

Investment Bank results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2020	Mar 31, 2019	Absolute Change	Change in %
Net revenues:
Fixed Income, Currency (FIC) Sales & Trading	1,854	1,642	212	13
Equity Origination	20	23	(3)	(12)
Debt Origination	368	292	76	26
Advisory	70	110	(40)	(37)
Origination & Advisory	458	425	33	8
Other	27	(78)	105	N/M
Total net revenues	2,339	1,988	351	18
Provision for credit losses	243	7	236	N/M
Noninterest expenses:
Compensation and benefits	495	503	(8)	(2)
General and administrative expenses	976	1,221	(245)	(20)
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	4	6	(2)	(37)
Total noninterest expenses	1,475	1,730	(255)	(15)
Noncontrolling interests	(1)	1	(2)	N/M
Profit (loss) before tax	622	250	372	149

Total assets (in € bn)1	653	504	149	30
Loans (gross of allowance for loan losses, in € bn)1	87	69	19	27
Employees (front office full-time equivalent)1	4,280	4,613	(333)	(7)

N/M – Not meaningful
Prior year segmental information has been restated to reflect the reorganization of segments in the third quarter of 2019
1 As of quarter-end.

Private Bank (PB)

First-quarter net revenues of € 2.2 billion increased by 2 % versus the prior year period. Excluding specific revenue items, net revenues grew by 3%.

Revenues in the Private Bank Germany declined by 1 % as continued deposit margin compression as well as higher funding and liquidity cost allocations were broadly offset by growth in investment product revenues and loan volumes. The Private Bank Germany generated loan growth in the eighth consecutive quarter with almost € 2 billion in net new client loans, mainly in mortgages. Private and Commercial Business International revenues increased by 3 % as growth in loan and investment product revenues, combined with repricing measures, more than offset the interest rate headwinds and first impacts of COVID-19 on client activity, mainly in Italy and Spain. Wealth Management revenues increased by 9%, or 17 % excluding gains in the prior year period related to Sal. Oppenheim workout activities. The growth was driven by a strong performance across all regions in particular in capital market products in Emerging Markets in the first two months of the year. Revenues also benefitted from targeted hiring and net inflows in investment products of € 3 billion in the quarter.

Assets under Management declined by € 40 billion in the quarter on negative market performance. The businesses generated net inflows of € 4 billion in investment products during the quarter.

Noninterest expenses of € 1.9 billion, increased by 5 % reflecting higher restructuring and severance charges. Adjusted costs excluding transformation charges were € 1.8 billion, down 2 % despite negative impacts from changes in internal service cost allocations. The decline reflected benefits from reorganisation measures and workforce reductions in prior periods. The Private Bank Germany achieved approximately € 70 million of merger-related cost synergies in the quarter.

Provision for credit losses increased to € 139 million or 24 basis points of loans, returning to more normalized levels with limited COVID-19 impact in the quarter.

Profit before tax was € 132 million in the first quarter. Adjusted for specific revenue items, restructuring and severance as well as transformation charges, profit before tax improved to € 197 million.

Private Bank results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2020	Mar 31, 2019	Absolute Change	Change in %
Net revenues:
Private Bank Germany	1,327	1,339	(12)	(1)
Private and Commercial Business International1	369	359	10	3
Wealth Management	466	427	38	9
Total net revenues	2,162	2,125	37	2
Of which:
Net interest income	1,293	1,303	(10)	(1)
Commissions and fee income	849	743	106	14
Remaining income	19	79	(60)	(76)
Provision for credit losses	139	107	32	30
Noninterest expenses:
Compensation and benefits	792	807	(15)	(2)
General and administrative expenses	1,036	1,023	13	1
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	62	(26)	88	N/M
Total noninterest expenses	1,891	1,804	87	5
Noncontrolling interests	(0)	0	(0)	N/M
Profit (loss) before tax	132	214	(82)	(38)

Total assets (in € bn)2	272	291	(19)	(6)
Loans (gross of allowance for loan losses, in € bn)2	230	223	7	3
Assets under Management (in € bn)2	442	473	(31)	(7)
Net flows (in € bn)	1	6	(6)	(89)
Employees (front office full-time equivalent)2	32,946	34,149	(1,203)	(4)

N/M – Not meaningful
Prior year segmental information has been restated to reflect the reorganization of segments in the third quarter of 2019
1 Covers operations in Italy, Spain, Belgium and India.
2 As of quarter-end

Asset Management (AM)

First-quarter net revenues of € 519 million were essentially flat year on year. Management fees increased year on year by 9 % despite the decline in the market. We recorded a loss of € 51 million in other revenues, predominately due to the negative change in fair value of guarantees mainly driven by the reduction in interest rates.

First-quarter outflows were € 2 billion as strong inflows early in the quarter were more than offset by the industry-wide outflows seen in March. Net outflows in Fixed Income and Passive in the quarter were partly offset by net inflows in Cash, Equity and Alternatives.

Assets under Management at € 700 billion declined significantly in the quarter, mainly driven by negative market performance.

Noninterest expenses were € 374 million in the first quarter, down 6 % year on year. Adjusted costs excluding transformation charges of € 366 million declined by 7 % mainly reflecting ongoing cost saving initiatives as well as benefits from lower volumes and lower variable compensation in the first quarter of 2020.

Profit before tax was € 110 million in the first quarter a 14 % increase from the prior year period.

Asset Management results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2020	Mar 31, 2019	Absolute Change	Change in %
Net revenues:
Management Fees	553	509	44	9
Performance and transaction fees	17	11	6	59
Other	(51)	5	(56)	N/M
Total net revenues	519	525	(6)	(1)
Provision for credit losses	1	(0)	1	N/M
Noninterest expenses:
Compensation and benefits	173	200	(27)	(14)
General and administrative expenses	197	196	1	1
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	3	2	1	44
Total noninterest expenses	374	398	(24)	(6)
Noncontrolling interests	35	31	4	12
Profit (loss) before tax	110	97	14	14

Total assets (in € bn)1	10	10	(0)	(4)
Assets under Management (in € bn)1	700	706	(6)	(1)
Net flows (in € bn)	(2)	2	(5)	N/M
Employees (front office full-time equivalent)1	3,889	4,055	(165)	(4)

N/M – Not meaningful
Prior year segmental information has been restated to reflect the reorganization of segments in the third quarter of 2019
1 As of quarter-end.

Capital Release Unit (CRU)

Net revenues were negative € 59 million in the first quarter as funding and credit valuation adjustments and de-risking costs were partly offset by hedging and risk management gains and income from the BNP Paribas agreement.

Noninterest expenses were € 694 million in the quarter, compared to € 946 million in the prior year period. Noninterest expenses were broadly stable compared to the fourth quarter of 2019 reflecting the € 247 million of bank levies booked in the first quarter.

Excluding bank levies and transformation charges, adjusted costs declined by € 83 million from the prior quarter driven by lower cost allocations and lower direct non-compensation costs.

Loss before income taxes was € 767 million in the quarter compared to a € 541 million loss in the prior year period.

Leverage exposure of € 118 billion declined from € 127 billion at year-end 2019 as de-risking impacts were partly offset by market driven increases.

Risk weighted assets were € 44 billion, down from € 46 billion at year-end 2019 as de-risking impacts were partly offset by market driven increases.

Capital Release Unit results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2020	Mar 31, 2019	Absolute Change	Change in %
Net revenues	(59)	387	(445)	N/M
Provision for credit losses	14	(18)	32	N/M
Noninterest expenses:
Compensation and benefits	52	129	(76)	(59)
General and administrative expenses	641	816	(175)	(21)
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	1	1	(0)	(34)
Total noninterest expenses	694	946	(252)	(27)
Noncontrolling interests	(0)	0	(0)	N/M
Profit (loss) before tax	(767)	(541)	(225)	42
Total assets (in € bn)1	291	381	(91)	(24)
Employees (front office full-time equivalent)1	573	1,531	(958)	(63)

N/M – Not meaningful
Prior year segmental information has been restated to reflect the reorganization of segments in the third quarter of 2019
1 As of quarter-end.
2 This includes a € 57 million fair value gain from the revaluation of the Master Transaction Agreement classified within Level 3 of fair value hierarchy.

Corporate & Other (C&O)

Corporate & Other reported a pre-tax loss of € 156 million in the first quarter 2020, compared to a loss before tax of € 15 million in the prior year period driven by a number of smaller items including Funding and liquidity charges, consistent with the changes in funds transfer pricing described in prior periods.

Corporate & Other results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2020	Mar 31, 2019	Absolute Change	Change in %
Net revenues	(69)	(16)	(53)	N/M
Provision for credit losses	4	(0)	4	N/M
Noninterest expenses:
Compensation and benefits	903	956	(53)	(6)
General and administrative expenses	(785)	(925)	140	(15)
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	(1)	0	(1)	N/M
Total noninterest expenses	116	31	85	N/M
Noncontrolling interests	(33)	(32)	(1)	5
Profit (loss) before tax	(156)	(15)	(141)	N/M
Employees (front office full-time equivalent)1	37,424	39,482	(2,059)	(5)

N/M – Not meaningful
Prior year segmental information has been restated to reflect the reorganization of segments in the third quarter of 2019 1 As of quarter-end.

Consolidated balance sheet

Assets

in € m.	Mar 31, 2020	Dec 31, 2019
Cash and central bank balances	121,885	137,592
Interbank balances (w/o central banks)	13,532	9,636
Central bank funds sold and securities purchased under resale agreements	11,147	13,801
Securities borrowed	305	428
Financial assets at fair value through profit or loss
Trading assets	116,812	110,875
Positive market values from derivative financial instruments	433,848	332,931
Non-trading financial assets mandatory at fair value through profit and loss	84,241	86,901
Financial assets designated at fair value through profit or loss	396	7
Total financial assets at fair value through profit or loss	635,297	530,713
Financial assets at fair value through other comprehensive income	44,046	45,503
Equity method investments	916	929
Loans at amortized cost	454,557	429,841
Property and equipment	4,802	4,930
Goodwill and other intangible assets	6,997	7,029
Other assets	190,856	110,359
Assets for current tax	1,048	926
Deferred tax assets	5,900	5,986
Total assets	1,491,286	1,297,674

Liabilities and equity

in € m.	Mar 31, 2020	Dec 31, 2019
Deposits	567,081	572,208
Central bank funds purchased and securities sold under repurchase agreements	9,342	3,115
Securities loaned	466	259
Financial liabilities at fair value through profit or loss
Trading liabilities	42,384	37,065
Negative market values from derivative financial instruments	418,025	316,506
Financial liabilities designated at fair value through profit or loss	61,441	50,332
Investment contract liabilities	464	544
Total financial liabilities at fair value through profit or loss	522,314	404,448
Other short-term borrowings	4,531	5,218
Other liabilities	182,009	107,964
Provisions	2,615	2,622
Liabilities for current tax	652	651
Deferred tax liabilities	768	545
Long-term debt	136,168	136,473
Trust preferred securities	2,052	2,013
Total liabilities	1,427,996	1,235,515
Common shares, no par value, nominal value of € 2.56	5,291	5,291
Additional paid-in capital	40,438	40,505
Retained earnings	9,720	9,644
Common shares in treasury, at cost	(16)	(4)
Accumulated other comprehensive income (loss), net of tax	404	421
Total shareholders’ equity	55,838	55,857
Additional equity components	5,817	4,665
Noncontrolling interests	1,635	1,638
Total equity	63,290	62,160
Total liabilities and equity	1,491,286	1,297,674

Movements in assets and liabilities

As of March 31, 2020, the total balance sheet increased by € 193.6 billion (or 15%) compared to year-end 2019.

Key drivers for the overall movement were increases in positive and negative market values of derivative financial instruments by € 100.9 billion and € 101.5 billion, respectively, due mainly to moves in interest rates in the wake of the COVID-19 pandemic.

Brokerage and securities related receivables, which were the main drivers for the € 80.5 billion increase in other assets, were up by € 74.0 billion, including a € 44.2 billion increase in pending settlements balances. This was mainly attributable to a seasonal increase in activity levels compared to low year-end levels. This seasonality pattern was also reflected in an increase in brokerage and securities related payables, which contributed € 67.5 billion to the € 74.0 billion increase in other liabilities.

Loans at amortized cost grew by € 24.7 billion, especially towards the end of the quarter from supporting an increased financing demand from clients due to COVID-19.

Central bank funds purchased, securities sold under repurchase agreements and securities loaned, across all applicable balance sheet categories, increased by € 18.7 billion, primarily driven by the US repo desk due to higher client activity with current market conditions, coupled with relatively lower netting benefits.

These increases were partly offset by a € 11.8 billion decrease in cash, central bank and interbank balances, primarily driven by the growth of our loan portfolio due to increased drawdowns and partially offset by increases in repo positions.

The overall movement of the balance sheet included a slight increase of € 0.8 billion due to foreign exchange rate movements, mainly driven by strengthening of the U.S. Dollar versus the Euro. The effects from foreign exchange rate movements are embedded in the movement of the balance sheet line items discussed in this section.

Liquidity

Total Liquidity Reserves were € 205 billion as of March 31, 2020, reducing from € 222 billion as of December 31, 2019. The predominant driver of the decline in reserves was incremental lending activity in March given increased liquidity needs of clients arising from the COVID-19 pandemic, € 18 billion of the total decline was to clients with committed credit facilities, and a further € 7 billion was deployed into discretionary loans. This was offset by approximately € 7 billion of financing secured via Central Bank liquidity facilities.

Given the excess levels held prior to the stress in the market, liquidity was deployed into loans without an equivalent increase in liabilities. The financing raised was to provide incremental capacity to support client lending, whilst maintaining liquidity reserves above target levels of € 200 billion.

Equity

Total equity as of March 31, 2020 increased by € 1.1 billion compared to December 31, 2019. The main factor contributing to this development was an issuance of new additional equity components (Additional Tier 1 securities, treated as equity according to IFRS) of € 1.2 billion on Feb 11, 2020. Total equity was also impacted by remeasurement gains related to defined benefit plans of € 103 million, net of tax. The increase in equity was partly offset by a negative net change in share awards of € 106 million in additional paid-in capital, and losses from foreign currency translation of € 59 million, net of tax, mainly resulting from the weakening of the US dollar against the euro and net loss attributable to Deutsche Bank shareholders of € 27 million.

Strategy

Progress on strategy implementation

In July 2019, our bank embarked on a radical transformation strategy to refocus on core strengths and to deliver significant returns for shareholders. Our strategy is based on four core objectives to fundamentally change Deutsche Bank. Despite the COVID-19 pandemic and the unprecedented challenges related to the outbreak in the first quarter of 2020, we continued to execute effectively on our strategy in a disciplined manner and achieved good progress against our objectives.

We continue to manage our balance sheet conservatively

We are committed to managing our balance sheet conservatively as we execute our strategic transformation and the likely impact of the COVID-19 pandemic. At the end of the first quarter of 2020, our Common Equity Tier 1 ratio was 12.8%, materially above our current regulatory requirements. We also continued to operate with a high liquidity coverage ratio of 133 % in the quarter.

We believe, our risk levels are also conservative with value-at-risk in our Group at € 24 million in the quarter, down slightly compared to the fourth quarter of 2019, principally driven by lower volatility at the start of the quarter. Provisions for credit losses increased compared to the prior and prior year quarter. At 44 basis points of loans at amortized cost, provisions for credit losses remained low versus our European and global peers, reflecting our conservative underwriting standards and the low risk nature of our portfolios.

We made further progress growing Core Bank revenues

Our strategic transformation is designed to refocus our Core Bank around our core, market-leading businesses which typically operate in growing markets with attractive return potential. Our Core Bank comprises our four core operating divisions, namely the Corporate Bank, the Investment Bank, the Private Bank, and Asset Management together with the segment Corporate & Other. Revenues in our Core Bank in the first quarter increased by 5 % compared to the first quarter of 2019.

We also made progress on our strategic revenue initiatives in the first quarter. In the Corporate Bank, we made progress on deposit repricing measures. In the Investment Bank, revenues grew as a result of strong market conditions early in the quarter, as well as growth from our core customers, in part thanks to the partnership with the Corporate Bank. In the Private Bank, we continued to grow loans and fee income to at least partly offset the impact of negative interest rates. In Asset Management, DWS continued to see inflows in its core focus fund areas, including through its strategic partners and into its Environmental, Social and Governance (ESG) funds.

Reductions in adjusted costs

Another essential element of our transformation strategy is to overhaul our cost base radically while continuing to invest in our controls. In the first quarter of 2020, adjusted costs excluding transformation charges and reimbursable expenses associated with our Prime Finance platform being transferred to BNP Paribas were € 5.4 billion, a year-over-year reduction of € 394 million. Noninterest expenses were € 5.6 billion, a year-over-year reduction of € 281 million. We reaffirm our target of adjusted costs excluding transformation charges and costs associated with the transfer of the Prime Finance platform being transferred to BNP Paribas of € 19.5 billion in 2020.

Deleveraging in the Capital Release Unit is on track

The Capital Release Unit (CRU) continued to execute on its strategy as set out in the Annual Report 2019, namely to implement the multi-year reduction of assets and expenses, including the migration of Deutsche Bank’s Prime Finance and Electronic Equities platform to BNP Paribas. In the first quarter of 2020, leverage exposure in the CRU declined to € 118 billion at the end of first quarter of 2020 versus € 127 billion at the end of 2019. Risk weighted assets were at € 44 billion, compared to € 46 billion as at year-end 2019. In the first quarter of 2020, CRU continued to de-risk across the portfolio in line with our plan whilst also progressing novations from auctions executed in 2019. In addition, we laid the foundations for the pipeline of asset sales targeted for the remainder of the year. Noninterest expenses declined € 252 million or 27 % versus the prior year period. Adjusted costs excluding transformation charges in the CRU declined by € 276 million or 29 % versus the prior year period. The reduction in adjusted costs was driven by lower service cost allocations, headcount reductions and lower direct non-compensation costs. CRU has also implemented a robust risk management and control environment that enabled the division to remain resilient in the quarter.

Impact of COVID-19 on our financial targets

Despite our progress against our key transformation objectives in the first quarter of 2020, the macro-economic, fiscal and regulatory environment has changed dramatically as a result of the COVID-19 pandemic. This changed environment will impact Deutsche Bank’s results of operations, capital ratios and the capital plan that underlies our targets. In light of the changed environment, we will temporarily suspend our 2020 Common Equity Tier 1 (CET1) capital target of at least 12.5 % and Leverage ratio target of 4.5%.

As of March 31, 2020, we reported a CET 1 capital ratio of 12.8%, which represents a 240 basis point buffer above our current regulatory requirement (maximum distributable amount) based on recent regulatory changes including the reduction of countercyclical capital buffers in several countries as well as the ECB’s decision to implement CRD V Article 104a with immediate effect. Article 104a allows banks to partially meet their pillar 2 capital requirements with AT1 and Tier 2 capital. The Leverage ratio (fully loaded) was 4.0 % as at March 31, 2020.

The suspension of the 2020 CET1 capital ratio and Leverage ratio targets takes into considerations that the current environment is expected to result in both downward and upward impacts on the bank’s ratios, which at this stage are difficult to predict with any certainty. Downward impacts could include increases to credit and market risk RWA from growth in assets as we support our clients, ratings migration on existing credit extensions and higher Value-at-Risk measures in the current volatile market environment. Upward movements in the ratios and improvements in excess capital relative to regulatory minima may result from changes in regulatory standards, definitions and implementation timelines.

For 2022, we reaffirm our CET 1 and Leverage ratio targets of at least 12.5 % and ~5%, respectively. Our 2022 CET1 and Leverage ratio targets reflect our belief that the impacts on the ratios resulting from the COVID-19 pandemic will be temporary, together with further mitigation actions which have been identified and announced and potential future regulatory action to relieve pressure on bank capital ratios. In addition, we reaffirm our other financial targets, including for 2020 adjusted costs excluding transformation charges and reimbursable expenses associated with the transfer of the Prime Finance platform to BNP Paribas of € 19.5 billion.

Our Financial Targets

Our key financial targets are:

Near-term objective for 2020

  Adjusted costs excluding transformation-related effects and reimbursable expenses associated with our Prime Finance platform being transferred to BNP Paribas of € 19.5 billion

Financial Targets for 2022

  Adjusted costs of € 17 billion
  Common Equity Tier 1 capital ratio of at least 12.5%
  Leverage ratio of ~5%
  Post-tax Return on Average Tangible Equity of 8 % for the Group
  Post-tax Return on Average Tangible Equity of more than 9 % for the Core Bank
  Cost income ratio of 70%

Our targets are based on the International Financial Reporting Standards (“IFRS”) as endorsed by the European Union (“EU”). For further details please refer to the section ‘Basis of preparation/impact of changes in accounting principles’ in this report.

Adjusted costs, Adjusted costs excluding transformation charges, Adjusted costs excluding transformation charges and the impact of the Global Prime Finance transfer to BNP Paribas as well as Post-tax Return on Average Tangible Equity are non-GAAP financial measures. Please refer to “Non-GAAP Financial Measures” in this report for the definitions of such measures and reconciliations to the IFRS measures on which they are based.

Our Businesses

This section should be read in conjunction with the section Deutsche Bank: Our Organization in the Operating and Financial Review in the Annual Report 2019.

Corporate Bank

In the first quarter of 2020, Corporate Bank (CB) continued to make progress on its strategic priorities. Our initiatives to offset the impact of the challenging interest rates environment have accelerated in the first quarter, including the further roll out of deposit repricing measures as well as the full quarterly benefit of ECB deposit tiering. In the first quarter of 2020, we have also seen good momentum with volume growth and the launch of new bespoke client solutions on our strategic focus areas. These include our platform, FinTech and ecommerce payments solutions. In Germany, we continue to focus on efficiency optimization and complexity reduction. Finally, in Asia, we are making investments to build out of our coverage teams and technology platforms.

Investment Bank

Despite the unprecedented market conditions seen in March, our Investment Bank (IB) showed tangible progress on its strategy implementation during the first quarter of 2020. On revenues, we saw further benefits from our refocused strategy, most notably in Rates, Foreign Exchange and Emerging Markets within Fixed Income & Currency (FIC) Sales & Trading. IB saw strong momentum with Institutional Clients across these FIC businesses. Part of our improved revenue performance also reflects greater collaboration with the Corporate Bank where we continued to see growth in revenues from corporate customers in Rates and Foreign Exchange. In addition, we saw increased market share in German and EMEA Origination & Advisory compared to 2019. Our Investment Bank is also focused on reducing costs while preserving our revenue generating capabilities. In the first quarter of 2020, costs declined due to reduced infrastructure costs as well as further progress on decommissioning applications within our infrastructure. Costs also benefited from headcount reductions implemented in FY 2019 and continued disciplined management of non-compensation costs.

Private Bank

Private Bank’s (PB) made further progress on its strategic roadmap in the first quarter of 2020. In PB Germany, the integration program is in execution mode and progress is made in the preparation of upcoming efficiency measures. The legal entity merger of DB Privat- und Firmenkundenbank AG with Deutsche Bank AG which is a key enabler for further streamlining processes, is on track for closure in the second quarter and we aim to start negotiations on additional restructuring programs in due course. In Wealth Management, we further executed our structural optimization and reinvested in growth measures. In our Private and Commercial Business International business, we are focused to invest in attractive market segments, while executing on our efficiency programs. The implementation of the new core banking platform in Italy is scheduled for the second quarter. A general slowdown of the implementation speed across all Business Units can be observed due to the COVID-19 pandemic. However, our project teams are working hard to mitigate potential impacts and to keep projects on schedule as close as possible.

Asset Management

The asset management industry continues to evolve, with greater competition, persistent margin pressure, technological disruption, and in response to global events such as the COVID-19 pandemic. In response, Asset Management (AM) has implemented a number of strategic initiatives to support our medium-term targets by 2021 and continue delivering shareholder value through net flows, cost discipline and dividend distributions. The advent of the global COVID-19 pandemic has necessitated changes to the ways we interact with each other and our clients. This will impact our business until the pandemic is overcome and potentially beyond. However, we do believe that these are temporary effects and that the core pillars of our medium-term strategy remain intact. In the first quarter of 2020, we maintained our strict cost discipline reflecting lower volume related costs as well as COVID-19 related savings. Organic growth remains a top priority at DWS. We have continued to increase our focus on targeted asset classes of Passive, Active Multi-Asset and Alternatives, as well as strengthening our strategic partnerships. We have further built on our history as an ESG provider as part of ongoing efforts to become a leading ESG-integrated asset manager. We believe our diverse range of well-performing products and investment solutions give us a strong basis for growing assets and profitability in the markets in which we operate.

Outlook

The following section provides an overview of updates to our outlook for the Group and our business divisions for the financial year 2020 and should be read in conjunction with the Outlook section in the Management Report provided in the Annual Report 2019.The statements in our Outlook including the potential impact related to COVID-19 reflect the status as of April 28, 2020.

The Global Economy

The Global Economy Outlook

Economic growth (in %)¹	2020²	2019	Main driver
Global Economy

The COVID-19 pandemic and the lockdowns needed to contain the spread of the virus are having a severe negative economic impact, especially in the first half of 2020. The lockdown has disrupted international value chains. If the outbreak can be brought under control in the coming months, global economic activity is expected to recover in the second half of 2020 due to a moderation of global trade tensions, large fiscal and monetary stimuli and an easing of financial conditions. The recovery would be hampered by a prolonged recession in the U.S. and the Eurozone. Important trade negotiations including the U.S.-China trade talks possibly entering ‘Phase 2’ are likely to remain central later in 2020.

GDP	(2.3)	3.1
Inflation	2.9	3.0
Of which:
Industrialized countries

The global spread of COVID-19 and the containment measures imposed are expected to have a negative impact on the industrialized countries with expected significant declines in the economic activity in 2020.

GDP	(4.8)	1.7
Inflation	0.6	1.4
Emerging markets

The spread of COVID-19 has started to directly impact consumption and production activity in certain emerging markets. Global growth momentum is expected to recover in the second half of 2020 if the outbreak can be brought under control. In addition, the resumption of trade negotiations between the U.S. and China should support recovery.

GDP	(0.8)	4.0
Inflation	4.3	4.0
Eurozone Economy

The Eurozone is expected to slide into a recession in 2020 due to negative growth in the first half of 2020. With the COVID-19 outbreak, economic uncertainty – which was already high in 2019 – will be further elevated in the first half of 2020. The European Central Bank is expected to support the Eurozone economies with sustained expansionary monetary policy measures.

GDP	(6.9)	1.2
Inflation	0.4	1.2
Of which: German economy

The export-oriented German economy is negatively affected by the global consequences of COVID-19. The imposed containment measures have had a severe negative impact on the services sectors. A sharp decline in GDP in the first half of the year is likely, leading to a recession in 2020. A recovery is expected to pick up noticeably in the second half of the year.

GDP	(5.3)	0.6
Inflation	0.6	1.3
U.S. Economy

The U.S. economy is expected to experience a marked slowdown in the first half of 2020 associated with COVID-19. Supported by strong fiscal measures and the Federal Reserve’s monetary stimuli, the economy should regain momentum in the second half of the year. Capital investments could be impacted by a further spread of COVID-19, trade restrictions and uncertainties from the upcoming presidential election in the fourth quarter of 2020. Persistently low oil prices are expected to have a material impact on the domestic Oil & Gas sector.

GDP	(4.2)	2.3
Inflation	0.6	1.8
Japanese Economy

The Japanese economy is expected to contract in 2020 due to negative growth in the first half of 2020, mainly driven by the impact from COVID-19, the consumption tax hike introduced in October 2019, a declining labor pool and a slowdown in global trade.

GDP	(4.9)	0.7
Inflation	(0.1)	0.5
Asian Economy³

Asian economies are expected to lose growth momentum in the first half of 2020 given the impact from COVID-19, driven by the significant decline in exports. Asian economies are likely to be significant drivers of growth in world trade in the second half of the year, if the global spread of COVID-19 could be contained.

GDP	(0.3)	5.3
Inflation	3.7	2.8
Of which: Chinese Economy

Economic activity in China was heavily impacted by COVID-19 in the first months of 2020. Strict social distancing seems to have succeeded in curtailing the spread of the virus with economic activity rebounding in March albeit at uneven paces across different economic sectors. For the remainder of the year, economic policies should be supportive to offset these negative. The easing of trade disputes following the ‘Phase 1’ trade agreement should support the recovery of the economy by removing uncertainty.

GDP	(0.5)	6.1
Inflation	4.2	2.9

1 Annual Real GDP Growth (% YoY). Sources: National Authorities unless stated otherwise
2 Sources: Deutsche Bank Research
3 Including China, India, Indonesia, Republic of Korea and ex Japan

Our forecasts could be affected by a number of risks. Challenges in the global containment of COVID-19 could further reduce economic growth. This is especially true if economic recovery is delayed until the fourth quarter of 2020, as a resurgence of the infection will require repeated containment measures.

Banking Industry

In 2020, the global banking industry will be severely impacted by the global recession as a result of the COVID-19 pandemic. In the U.S. net interest income may suffer due to lower loan growth and lower interest rates, while Europe is likely to be impacted by slower loan growth. Fee and commission income are expected to also decline materially across most business segments, including in payments, asset management and corporate finance. Loan loss provisions are also likely to materially increase from the recent low levels, although the significant government support programs for companies and private households could limit the increase.

Private-sector deposit growth is initially likely to remain strong as households reduce spending, although likely to slow materially as income levels decline. To limit the financial implications for the corporate sector and to support financial markets, central banks have introduced capital relief and operational flexibility measures for banks and are currently providing financial support to the financial markets through the massive expansion of bond purchases. Banks’ capital ratios are set to fall substantially, as asset growth and rating migration drive an increase in risk-weighted assets. Sector-wide capital levels are likely to remain relatively solid, given the strong starting points.

In Europe, COVID-19 will dominate the policy agenda in 2020. The European Commission, Member States and the European Parliament will focus on reducing and mitigating the impact of COVID-19 across all sectors of the European economy. For the financial industry, supervisory authorities including the European Central Bank, European Banking Authority, and the Prudential Regulation Authority in the UK have provided guidance to the industry on how to treat expected losses, delay operational supervisory requests and reduce certain buffer requirements including the Countercyclical Buffer requirement. In addition, regulators in Europe are likely to delay publication of the final draft proposals on the implementation of the final Basel regulatory package from mid-2020. This delay would follow the announcement by the Basel Committee to delay implementation from of the new rules by one year until January 2023.

On Brexit, negotiations between the EU and the UK on the withdrawal agreement concluded in 2019 will now enter a new phase to determine final future trade arrangements. Against this background, uncertainty regarding the regulation of cross-border activities is likely to continue through 2020.

The Deutsche Bank Group

In July 2019, our bank embarked on a radical transformation strategy to refocus on core strengths and to deliver improved returns for shareholders which is based on four core objectives to fundamentally change Deutsche Bank.The macro-economic, fiscal and regulatory environment has however changed dramatically as a result of the COVID-19 pandemic in 2020. This changed environment will impact our results of operations, capital ratios and the capital plan that underlies our targets, especially the near-term capital objectives for 2020. In light of the changed environment, we will therefore temporarily suspend our 2020 Common Equity Tier 1 (CET1) capital target of at least 12.5 % and Leverage ratio target of 4.5%.

Despite the COVID-19 pandemic and the unprecedented challenges related to the outbreak we intend to continue executing on our strategy in a disciplined manner in 2020, by further reducing costs and reducing the size of our balance sheet through continued disposal of assets in the Capital Release Unit. At the same time, we are focused on stabilizing and growing revenues in our Core Bank. We reaffirm our CET 1 and Leverage ratio targets of at least 12.5 % and ~5%, respectively, as well as our other financial targets by 2022.

Our targets are based on the International Financial Reporting Standards (“IFRS”) as endorsed by the European Union (“EU”), including the application of fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU carve out version of IAS 39. For further details please refer to the section ‘Basis of preparation/impact of changes in accounting principles’ in this report. The most important key performance indicators are shown in the table below:

Key performance indicators

Key performance indicators	Mar 31, 2020	Near-term objectives 2020	Target KPI
Group Post-tax Return on Average Tangible Equity1	(0.9) %	-	8.0%
Core Bank Post-tax Return on Average Tangible Equity2	4.9%	-	Above 9%
Adjusted costs3	€ 5.4 bn4	€ 19.5 bn4	€ 17 bn
Common Equity Tier 1 capital ratio5	12.8%		At least 12.5%
Leverage ratio6	4.0%		~5%
Cost income ratio7	90.7%	-	70.0%

1 Based on Net Income attributable to Deutsche Bank shareholders. For further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report.
2 Based on Core Bank Net Income attributable to Deutsche Bank shareholders. For further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report.
3 Adjusted costs defined as noninterest expenses excluding impairment of goodwill and other intangible assets, litigation charges net and restructuring and severance.
4 Adjusted costs excluding transformation charges and expenses associated with the Prime Finance platform being transferred to BNP Paribas.
5 Further detail on the calculation of this ratio is provided in ‘Risk Information’.
6 Further detail on the calculation of this ratio is provided in ‘Risk Information’
7 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income.

For the Group, we expect our Post-tax Return on Average Tangible Shareholders’ Equity in 2020 to be negatively affected by costs to execute our strategy as well as the impact of COVID-19 on the broader economic environment. For 2022, we remain committed to work towards our target for the Post-tax Return on Average Tangible Shareholders’ Equity of 8 % for the Group and above 9 % for our Core Bank.

Revenues for the Group are expected to be slightly lower in 2020, mainly as a result of our continued de-risking activities in the Capital Release Unit. Core Bank revenues are expected to be essentially flat in 2020 compared to the previous year as the outperformance in the first quarter is offset by lowered expectations later in the year. Our lowered expectations reflect the likely impact on certain businesses by the recent market dislocations as a result of COVID-19 at the end of the first quarter which have continued into the second quarter as well as the adverse impact by the ongoing low interest rate environment. Macroeconomic and market conditions are expected to be volatile for the remainder of 2020 with substantial uncertainty around the short and longer term impacts of the COVID-19 pandemic. We may be able to offset some of these negative impacts given higher levels of volatility and client activity in other business as well as through our ongoing investment into growth areas.

Provision for credit losses is expected to significantly increase in 2020 due to a continued normalization of provisioning levels, lower recoveries and the impact of COVID-19 to our Expected Credit Loss (ECL) estimates. We expect the majority of these provisions to be taken in the first half of 2020 with a normalization later in the year. This reflects our expectations of the macro-economic impact from COVID-19 including the effect of the Government support programs. Further detail on the calculation of ECL is provided in the section ‘Risk Information’ in this report.

The short-term implications of the COVID-19 pandemic make it difficult for us to accurately reflect the timing and the magnitude of changes to our previous CET1 capital ratio target for 2020. Management believes that significant opportunities exist to support clients which may lead to a temporary increase in Risk-weighted assets (RWA). As a result, we currently expect RWA to be slightly higher in 2020 compared to the prior year. Management has therefore taken the deliberate decision to allow our CET1 ratio to potentially fall modestly and temporarily below our target of at least 12.5%. The decision to remove this target in the short-term does not consider the potential for further regulatory changes that could benefit our ratio.

Over time, as the temporary factors normalize, we expect our CET1 ratio to return to the 12.5 % level. As a result we reaffirm our target for 2022 of a CET1 ratio of at least 12.5%. We remain committed to maintaining a significant buffer above our regulatory requirements at all times.

Reflecting the growth in assets from the anticipated increase in client demand described above, we now expect Leverage exposure to be essentially flat compared to year-end 2019. It is now therefore unlikely to reach our target of a Leverage ratio of 4.5 % for 2020. This assumes no changes in the definition of leverage exposure. Over time as client demand normalizes and we execute on the deleveraging program in the Capital Release Unit, we believe that we will restore our glide path to a Leverage ratio of around 5%. As a result we reaffirm our 2022 target of ~5 % for our Leverage ratio.

We remain committed to our target of adjusted costs excluding transformation charges and costs associated with the transfer of the Prime Finance platform being transferred to BNP Paribas of € 19.5 billion in 2020. The decline should result from cost reductions already achieved in the first quarter of 2020, the run-rate impact of measures executed in 2019 as well as from the incremental impact from the German retail integration, business exits as highlighted in our strategic announcement and further optimization of our workforce. For the full year 2020, we expect transformation-related effects of approximately € 1.4 billion and costs associated with the transfer of the Prime Finance platform of approximately € 400 million.

Our dividend payments are subject to our ability to report sufficient levels of distributable profits under our standalone financial statements in accordance with German accounting rules (HGB) for the respective fiscal year. Following a net loss in our HGB standalone financial statements for the financial year 2019 prior to utilization of capital reserves in accordance with § 150 section 4 AktG and the corresponding dividend payment restriction we have announced that no dividend payment will be proposed for the financial year 2019. For the financial year 2020, we do not expect to distribute a dividend. We view this to be also to supportive in complying with the ECB’s guidance for banks to maintain a sound capital base whilst providing the needed support for the economy during the COVID-19 pandemic. We aim to free up capital for distribution from 2022 onwards targeting a competitive dividend payout ratio.

By the nature of our business, we are involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, especially in the U.S. Such matters are subject to many uncertainties. While we have resolved a number of important legal matters and made progress on others, we expect the litigation and enforcement environment to remain challenging in the short term. For 2020, and with a caveat that forecasting litigation charges is subject to many uncertainties, we expect litigation charges, net, at similar levels to those experienced in 2019.

Adjusted costs, Adjusted costs excluding transformation charges, and Adjusted costs excluding transformation charges and the impact of the Global Prime Finance transfer to BNP Paribas as well as Post-tax Return on Average Tangible Equity are non-GAAP financial measures. Please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of the Annual Report 2019 for the definitions of such measures and reconciliations to the IFRS measures on which they are based.

Our Business Segments

Corporate Bank

For Corporate Bank (CB), we expect the macro environment to remain challenging as a result of the COVID-19 pandemic and a further deterioration of the interest rate environment in the first quarter 2020. However, this should also provide the Corporate Bank with opportunities to further support its corporate and commercial clients, including through the facilitation of government sponsored lending programs, the provision of financing as well as payments solutions.

In 2020, we expect Corporate Bank revenues to be essentially flat compared to the prior year as the COVID-19 pandemic impacts and macroeconomic headwinds are likely to be offset by our strategic growth initiatives, fees from additional lending and the benefit from the ECB’s decision in September 2019 to introduce deposit tiering. For Global Transaction Banking, we expect revenues in 2020 to be slightly lower compared to the prior year. Cash Management revenues are expected to be slightly lower compared to the prior year as the initial benefits of deposit repricing and payments-related projects partially offset the negative impacts of further interest rate reductions in the first quarter 2020 principally in the U.S. Trade revenues are likely to remain essentially flat as additional revenues from new lending are expected to offset the slowdown of business activity across the globe especially on structured products. Securities Services revenues are expected to be lower in 2020 driven by the absence of episodic items recorded in the prior year. Trust and Agency Services revenues should be slightly lower compared to the prior year reflecting interest rate cuts in the U.S. and Asia-Pacific in the first quarter 2020. Commercial Banking revenues are expected to stay essentially flat as our re-pricing actions, lending initiatives and widening of non-banking offering should offset the effects of a negative interest rate environment and economic slowdown as a result of COVID-19.

We expect provision for credit losses for the Corporate Bank in the full year to be significantly higher than in the prior year, mainly as a result of the worsening outlook due to COVID-19.

Noninterest expenses for 2020 are expected to be lower primarily reflecting the absence of a goodwill impairment and lower restructuring charges recorded in 2019. Adjusted costs excluding transformation charges should stay essentially flat as lower non-compensation costs are likely to be offset by higher internal service cost allocations. We plan to continue to focus on regulatory compliance, know-your-client (KYC) and client on-boarding process enhancement, system stability and control and conduct.

For 2020, we expect risk-weighted assets in the Corporate Bank to be higher driven by the balance sheet extension from additional lending activities in response to COVID-19 and model and methodology changes including introduction of the revised securitization framework, recorded in the first quarter of 2020.

Risks to our outlook include potential impacts on our business model from macroeconomic and global geopolitical uncertainty including COVID-19 and a potential deterioration of international trade relations. In addition, uncertainty around central bank policies, ongoing regulatory developments (e.g. IBOR transition and the finalization of Basel III framework), event risks and levels of client activity may also have an adverse impact.

Investment Bank

Macroeconomic and market conditions for Investment Bank (IB) are expected to be highly uncertain in the remainder of the year. The short, medium and long term impact of the COVID-19 pandemic is unknown, yet is likely be the principle driver of revenue performance in 2020. While IB revenues in the first quarter of 2020 were higher than the prior year period, this was largely due to strong performance in the first two months of the quarter prior to the effects of COVID-19. We expect the extreme volatility and client activity seen in March 2020 to at least partly normalize. The impact on forward looking revenue pipelines and therefore, future revenues are likely to increase based on the length of the global lockdowns. We therefore would expect revenues in the remainder of the year to decline from the stronger first quarter levels, leaving IB revenues overall slightly higher in 2020 compared to the prior year.

Revenues in Sales & Trading (FIC) should be slightly higher in 2020 compared to 2019. Our Credit Trading and Financing business was impacted by the adverse credit markets in the first quarter. While we would expect some recovery in these markets towards the end of the year, it will probably only partially mitigate the weaker performance reported in the first quarter. However, we expect this weaker performance in Credit Trading and Financing to be offset by strength in our Rates, Foreign Exchange and Global Emerging Markets franchises, all of which performed strongly in the first quarter. Rates, Foreign Exchange and Global Emerging Markets benefitted from higher levels of volatility and client activity, in addition to strong risk management. Origination & Advisory revenues are expected to be slightly lower in 2020 compared to the prior year. The uncertainty caused by the COVID-19 pandemic has heavily impacted primary issuances, and the forward looking revenue pipeline, specifically in Advisory and Equity Origination. In Debt Origination, market activity can recover more quickly should the macroeconomic conditions start to improve, while the business also saw relatively strong performance in the first quarter. However, revenue potential across Origination and Advisory will continue to be limited, while global lockdowns continue. The above outlook is built on the assumption that the virus is contained by end of second quarter, with reduced volatility and a slow recovery of credit spreads.

Noninterest expenses in the Investment Bank in 2020 are expected to be lower compared to the previous year driven by a number of factors, including lower transformation costs and reduced severance and restructuring charges. Adjusted costs excluding transformation charges are also expected to be lower, driven by the full-year run-rate impact of the headcount reductions in 2019, lower non-compensation costs including bank levies and a decrease in service cost allocations from Infrastructure. We continue to focus on regulatory compliance, know-your-client (KYC) and client on-boarding process enhancement, system stability, control and conduct.

We expect provision for credit losses for the Investment Bank for the full year to be significantly higher than in the prior year, mainly as a result of the worsening outlook due to COVID-19.

For 2020, we expect risk-weighted assets in the IB to be higher, driven by Credit Risk RWA inflation from the new regulatory securitization framework introduced in the first quarter of 2020 and higher Market Risk RWA as a result of high market volatility caused by the COVID-19 pandemic, partially offset by model related reductions, with underlying business growth flat.

Private Bank

In the Private Bank (PB), the COVID-19 pandemic did not have a material impact on net revenues in the first quarter of 2020. However, client activity slowed down during March and market values of our assets under management were impacted by the declines in financial markets. We do not expect client activity and market values to fully recover during the second quarter, and therefore our revenues are not expected to repeat the levels achieved in the first quarter. We do however assume that the overall market environment and client activity will start to normalize in the second half of 2020. As a result, we expect PB’s net revenues in the full year 2020 to remain essentially flat compared to 2019.

For the Private Bank in Germany, we expect revenues to remain essentially flat compared to 2019. The planned growth in investment and loan revenues is expected to be offset by the negative impacts from the low interest rate environment and the COVID-19 pandemic. In the investment businesses, we plan to continue the launch of focused sales initiatives. In the loan businesses, we expect to benefit from the growth achieved in 2019 and will continue to selectively grow the loan book in 2020. In addition, we plan to leverage pricing opportunities.

In Private & Commercial Business International, we expect revenues to be slightly lower compared to 2019 driven by impacts of the COVID-19 pandemic, mainly on our Italian and Spanish operations, meaning we will not be able to fully offset the negative year-on-year impact of lower interest rates with operating growth in investment and loan revenues combined with selected re-pricing measures.

In our Wealth Management businesses, we expect net revenues to be essentially flat year-on-year reflecting lower contributions from the workout of legacy positions in Sal. Oppenheim and headwinds from the low interest rate environment and from the declines in financial markets, which we expect to partially mitigate with growth in Assets under Management (AuM), loans or targeted pricing opportunities.

The current COVID-19 pandemic may also impact provision for credit losses. While it is too early to predict these impacts in detail, we may be affected by a protracted downturn in local, regional or global economic conditions. Based on the current development, and given the uncertainty around extent, duration and market spillover of COVID-19, we expect provision for credit losses to be significantly higher in 2020 across PB Germany, PCB International and Wealth Management. The increase also reflects lower positive impacts from portfolio sales and model refinements, selected growth in our loan books and a continued normalization of provisioning levels.

Noninterest expenses in the Private Bank are expected to be lower in 2020 than in 2019, reflecting the absence of impairment of goodwill recorded in the prior year. In 2020, we expect restructuring expenses to increase significantly as we execute on our transformation objectives to support our mid-term cost reduction plans. Adjusted costs excluding transformation charges are expected to be slightly lower in 2020, driven by incremental savings from reorganization measures, in part offset by inflationary effects and by continued investments in selected growth initiatives as well as by negative impacts from changes in internal service cost allocations.

Risk weighted assets are expected to be higher in 2020 as a result of the aforementioned growth and the implementation of regulatory changes to improve consistency of internal risk models in the industry, and partially also reflecting expected COVID-19 impacts on credit ratings.

Assets under management are expected to remain essentially flat in 2020, assuming a normalizing market environment after the significant market turmoil in March combined with a continuation of our growth path when client activity returns.

Risks to our outlook include pressure on interest rates, slower economic growth in our major operating countries and lower client activity. Our clients’ investment activity could be affected by market uncertainties, including higher than expected volatility in equity and credit markets. The implementation of regulatory requirements including consumer protection measures and delays in the implementation of our strategic projects could also have a negative impact on our revenues and costs. All these risks could become more pronounced due to the COVID-19 pandemic. However, it is still too early to precisely predict potential impacts.

Asset Management

We believe that due to its diverse range of investments and solutions, Asset Management (AM) is well-positioned to grow market share amid the industry growth trends, further supported by our broad distribution reach, global footprint and competitive investment performance. However, wider industry challenges such as margin compression, rising costs of regulation, competitive dynamics and the economic impact of the COVID-19 pandemic are likely to impact the full year results. In the face of this challenge, we intend to focus on innovative and sustainable products and services where we can differentiate and best serve clients in a late cycle market environment, while also maintaining a disciplined cost base.

Given the current economic climate and the market trends observed in the first quarter, we expect the revenue environment to remain challenging in 2020 amid ongoing market volatility, margin pressure and the low interest rate environment.

As a result, full year 2020 revenues in AM are expected to be lower compared to 2019. Management fees are assumed to be slightly lower year-over-year as we expect that positive effects resulting from both net inflows and favorable market development during 2019 to be more than offset by the market decline this year due to COVID-19. Performance and transaction fees are expected to normalize in 2020, due to the absence of significant fees recognized in the second and fourth quarter last year; we expect them to be at 3-5% of total revenues. Other revenues are assumed to be significantly lower, mainly impacted by the expected unfavorable change in the fair value of guarantees compared to 2019.

To ensure our business is well protected against potential revenue headwinds, we remain committed to further reducing our costs in 2020. We have identified further cost savings as well as additional efficiency measures, which we expect to result in lower noninterest expenses and adjusted costs excluding transformation charges.

We expect assets under management at the end of 2020 to be essentially flat compared to the end of 2019, assuming market recovery and net inflows in the second half of the year. In 2020, we expect net inflows into targeted growth areas of passive and alternative investments, further enhanced by strategic alliances and product innovations.

Risks to our outlook include the longevity of the economic impact of COVID-19, continued low interest rates in industrialized countries’ markets, the pace of growth in emerging economies and increase in wealth, as well as the demand for retirement products in industrialized countries for aging populations. Continued elevated levels of economic and political uncertainty worldwide, protectionist and anti-trade policies, could have unpredictable consequences in the economy, market volatility and investors’ confidence, which may lead to declines in business and could affect our revenues and profits as well as the execution of our strategic plans. In addition, the evolving regulatory framework could lead to unforeseen regulatory compliance costs and possible delays in the implementation of our efficiency measures due to jurisdictional restrictions, which could have an adverse impact on our cost base.

Capital Release Unit

In 2020, Capital Release Unit (CRU) intends to continue to execute its asset reduction program and the transition of Deutsche Bank’s Prime Finance and Electronic Equities clients to BNP Paribas, while continuing to reduce cost.

We expect significant negative revenues for 2020. Whilst improving market conditions may generate certain positive valuation adjustments, de-risking impacts may be elevated.

Noninterest expenses for 2020 are expected to be significantly lower than in 2019. Adjusted costs excluding transformation charges are expected to be significantly lower, driven by lower compensation, lower non-compensation costs and reduced infrastructure related costs. In 2020, we expect CRU to benefit from the full-year run-rate impact of headcount reductions in 2019.

Risks to our outlook include the impact of COVID-19. The speed and cost of our asset reductions could be affected by market uncertainties and higher than expected volatility in equity and credit markets. Effective asset disposal relies upon functioning capital markets and the active participation of clients and counterparties. In addition, delays to the implementation of expense management initiatives could have an adverse impact on our cost base.

Corporate & Other

In 2020, Corporate & Other will continue to be impacted by valuation and timing differences from different accounting methods used for management reporting and IFRS, plus unallocated items including one-offs which are not business specific, infrastructure expenses associated with shareholder activities as defined in the OECD Transfer Pricing Guidelines and costs held centrally as part of our new funds transfer pricing framework - we expect to retain around € 200 million related to these funding costs in Corporate & Other.

Additionally, Corporate & Other will continue to be impacted by any difference between planned and actual allocations as Infrastructure expenses are allocated to the corporate divisions based on the planned allocations as well as the reversal of non-controlling interests, mainly related to DWS, which are deducted from profit or loss before tax of the divisions.

Risks and Opportunities

The developments noted in the three months ended March 31, 2020, with the exception of potential impacts from COVID-19, did not materially alter our assessment of the risks and opportunities that our businesses are exposed to as laid out in our Annual Report 2019.

We are subject to global economic, market and business risks with respect to the current COVID-19 pandemic.

The largely unprecedented economic disruption caused by the COVID-19 pandemic is now more likely to result, at least temporarily, in an extremely severe GDP contraction in most major economies. This may in turn reduce the level of activity in which certain of our businesses operate and thus have a negative impact on such businesses’ ability to general revenues or profits. If the pandemic is protracted or re-emerges this could amplify the current negative demand and supply chain effects as well as the negative impact on global growth and global financial markets. In addition, a further extension of the prolonged low interest rate period in the Eurozone has become more likely. Furthermore, continued elevated levels of political uncertainty, e.g. due to a deeper Eurozone divide in the wake of the COVID-19 pandemic in addition to populist movements in major European Union member states, could have adverse consequences for the financial system and the economy more broadly. Higher uncertainty has led and may continue to lead to clients drawing down on credit facilities which will lead to an increase in capital requirements and liquidity demands. Associated higher volatility has led and may continue to lead to increased margin calls both inbound and outbound. Additionally, despite the business continuity and crisis management policies currently in place, Deutsche Bank’s decision to maximize numbers of staff working from home may adversely impact our business activities. The unprecedented move across global industries to conduct business from home and away from primary office locations increases both the demand on our technology infrastructure but also the risk of cyber-attacks which could lead to technology failures, security breaches, unauthorized access, loss or destruction of data or unavailability of services.

In addition, a substantial proportion of our assets and liabilities comprise financial instruments that we carry at fair value, with changes in fair value recognized in our income statement. The market declines and volatility could negatively impact the value of such financial instruments and cause us to incur losses. The economic slowdown and market downturn could also negatively impact specific portfolios through negative ratings migration and higher than expected credit losses. As a result, we significantly increased our provision for credit losses in the first quarter of 2020. If the decline of the economic slowdown and market downturn prove to be other than temporary as currently expected it may result in significantly higher expected credit losses in future periods. In addition, the disruption caused by the COVID-19 pandemic could also adversely impact the review, testing and measurement of impairment of goodwill and intangible assets. The valuation of our deferred tax assets may also be affected.

The current COVID-19 pandemic and its potential impact on the global economy has affected and may continue to affect our ability to meet our financial targets as well as accurately reflect the timing and the magnitude of changes to our original capital plan. While some policy measures taken by central banks and governments may help to mitigate some of the impacts of the current situation, we may be materially adversely affected by a protracted downturn in local, regional or global economic conditions. This revised outlook acknowledges that credit extension to support clients at this time could increase risk weighted assets for several quarters. While we would need to take action to ensure we meet our minimum capital objectives, the current situation makes it possible that we will fall modestly below our CET1 target of at least 12.5 % in upcoming periods. In addition, this potential additional balance sheet growth also means that the bank is unlikely to reach its 2020 Leverage ratio (fully loaded) target of 4.5%. These actions or measures may result in adverse effects on our business, results of operations or strategic plans and targets, or the prices of our securities.

Risk information

The following section provides qualitative and quantitative disclosures about credit, market, liquidity and other risk metrics and their developments within the first quarter of 2020. Disclosures according to Pillar 3 of the Basel 3 Capital Framework, which are implemented in the European Union by the CRR and supported by EBA Implementing Technical Standards or the EBA Guideline, are published in our additional Pillar 3 report which can be found on our website.

In January 2019, Regulations (EU) 2017/2401 and 2017/2402 introduced changes to the methodology for determining RWAs for new securitizations originated on or after January 1, 2019. All securitization transactions originated before this date remained subject to the rules introduced by CRR/CRD as applicable until December 31, 2018 and are subject to the new framework from January 1, 2020. Furthermore, amendments to the Capital Requirements Regulation (EU) 575/2013 and the Capital Requirements Directive (EU) 2013/36 have been introduced in June 2019 with the publication of Regulation (EU) 2019/876 and Directive (EU) 2019/878. The key change that is applicable from June 27, 2019 relates to the introduction of a total loss-absorbing capacity (TLAC) requirement.

We present in this report certain figures based on our definition of own funds (applicable for Additional Tier 1 capital and Tier 2 capital and figures based thereon, including Tier 1 capital and Leverage Ratio) on a “fully loaded” basis. The term “fully loaded” is defined as excluding the transitional arrangements for own funds introduced by the CRR/CRD applicable until June 26, 2019. However, it reflects the latest transitional arrangements introduced by the amendments to the CRR/CRD applicable from June 27, 2019.

Please refer to our Annual Report 2019 under the chapter “Risk report” for further information on key risk categories and on the management of our material risks.

Overall risk assessment

The COVID-19 outbreak and its rapid global spreading dramatically impaired our macro-financial and operational business environment during the first quarter of 2020. The uncertainty regarding the magnitude, scope and duration of the negative shocks notwithstanding, we expect the stringent lockdown and other containment measures used to combat COVID-19 to result in a very severe recession in Europe, the US and most other major economies in the first half of 2020. In most economies, the mutually reinforcing supply and demand-side effects of the lockdown will lead to contractions in GDP not seen since the Great Depression. Assuming that lockdown measures will gradually be lifted in the course of the second quarter of 2020, most economies should experience a partial rebound in activity in the third quarter of 2020.This partial rebound is likely to be boosted by the timely and substantial easing of monetary and fiscal policy, without which the economic outlook would be much worse. However, given the persistently high uncertainty about the nature of the coronavirus and the effectiveness of the containment measures and policy responses, there is a significant downside risk of a more protracted pandemic with a delayed recovery and / or a more permanent damage to potential growth than expected in a baseline scenario.

As the COVID-19 global recession unfolds, other macroeconomic downside risks remain in the background, most notably a potential re-escalation of the global trade and technology conflict particularly between the U.S. and China. Failure to start further (“Phase Two”) U.S.-China trade negotiations, an unwinding of the existing deal or an escalating trade conflict with Europe including higher U.S. import tariffs on automobiles later this year would add to the negative impact on global trade and economic growth.

The COVID-19 pandemic could also increase political risks, especially in Europe where North-South differences within the Eurozone may widen further, for example if countries like Italy and Spain were to experience an even more severe health crisis, deeper recession (for instance due to a higher dependency on the tourism sector), and a higher increase in public debt ratios than Northern European Union members.

Brexit uncertainty has declined as the UK left EU at the end of January 2020, starting a short transition period until the end of 2020 as the new UK government has ruled out the possibility of prolonging the transition beyond the 2020 year-end deadline. Without sufficient time to negotiate a comprehensive trade deal, the future UK-EU relationship may still yield a “no-deal” Brexit, weighing on the economic and trade outlook for Europe overall.

Political uncertainty remains elevated in a number of other countries, for instance in the run-up to the presidential elections in the U.S., or in Italy where the incumbent coalition government faces increasing pressure from opposition parties. Geopolitical risk also remains elevated, as recently demonstrated by the military tension between the U.S. and Iran. Negative geopolitical events could amplify the adverse impact of the COVID-19 pandemic on equity, credit and other risk assets markets. The recent sharp decline in oil prices could also lead to strains on the financial profile of oil-exporting countries and the oil industry.

The COVID-19 pandemic has also intensified the “lower for longer” interest rate environment, as key central banks cut policy rates and / or provide massive liquidity in support of the economy. Longer-term sovereign benchmark yields also dropped towards record lows, as investment flows into safe assets and lower inflation expectations dominated any market concerns about higher issuance volumes and weaker credit quality due to the COVID-19 pandemic.

Since major central bank policy rates are currently seen as remaining low and long-term yields will be continuously supported by central banks’ quantitative easing measures (like the ECB’s € 750 billion PEPP / Pandemic Emergency Purchase Programme), the risk of an upside shock to interest rates (e.g. if inflationary pressure increased substantially more and/or faster than expected) is unlikely to materialize in the near term.

In addition to the “lower for longer” interest rate environment which can impact our net interest income and other rate sensitive businesses activities as well as other macro risks described above, we are exposed to a variety of financial risks, including but not limited to counterparty default risks or sudden market shocks impacting our credit and market risk profiles and non-financial risks including but not limited to operational and IT infrastructure, transaction processing and third party vendor risks.

The potential impacts of these risks on our balance sheet and profitability are assessed through portfolio reviews and stress tests. Stress tests are also used to test the resilience of Deutsche Bank’s strategic plans. The results of these tests indicate that the currently available capital and liquidity reserves, in combination with available mitigation measures, would allow us to absorb the impact of these risks if they were to materialize as envisaged.

Key risk metrics

The following selected key risk ratios and corresponding metrics form part of our holistic risk management across individual risk types. The Common Equity Tier 1 ratio (CET 1), Economic Capital Adequacy (ECA) Ratio, Leverage ratio (LR), Total Loss Absorbing Capacity (TLAC), Minimum Requirement for Own Funds and Eligible Liabilities (MREL), Liquidity Coverage Ratio (LCR) and Stressed Net Liquidity Position (sNLP) serve as high-level metrics and are fully integrated across strategic planning, risk appetite framework, stress testing (except LCR, TLAC and MREL) and recovery and resolution planning practices, which are reviewed and approved by our Management Board at least annually.

Common Equity Tier 1 ratio
31.3.2020	12.8%
31.12.2019	13.6%

Economic capital adequacy ratio
31.3.2020	159%
31.12.2019	163%

Leverage ratio (fully loaded)
31.3.2020	4.0%
31.12.2019	4.2%

Total loss absorbing capacity (TLAC)
31.3.2020 (Risk Weighted Asset based)	32.03%
31.3.2020 (Leverage Exposure based)	8.74%
31.12.2019 (Risk Weighted Asset based)	34.67%
31.12.2019 (Leverage Exposure based)	9.62%

Liquidity coverage ratio (LCR)
31.3.2020	133%
31.12.2019	141%

Total risk-weighted assets
31.3.2020	€ 340.5 bn
31.12.2019	€ 324.0 bn

Total economic capital
31.3.2020	€ 30.1 bn
31.12.2019	€ 29.2 bn

Leverage exposure
31.3.2020	€ 1,248 bn
31.12.2019	€ 1,168 bn

Minimum requirement for own funds and eligible liabilities (MREL)
31.3.2020	10.21%
31.12.2019	11.57%

Stressed net liquidity position (sNLP)
31.3.2020	€ (7.6) bn
31.12.2019	€ 24.3 bn

Risk-weighted assets

Risk-weighted assets by risk type and business division

	Mar 31, 2020
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total
Credit risk	51,520	82,086	67,867	5,669	13,389	17,713	238,244
Settlement risk	0	3	0	0	18	119	139
Credit valuation adjustment (CVA)	69	3,373	47	64	1,075	50	4,678
Market risk	426	20,944	87	28	3,780	0	25,264
Operational risk	6,990	27,046	7,962	4,273	25,931	0	72,202
Total	59,005	133,452	75,963	10,034	44,192	17,882	340,527

	Dec 31, 2019
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total
Credit risk	48,810	69,507	66,747	4,873	13,155	17,967	221,060
Settlement risk	0	192	0	0	6	44	242
Credit valuation adjustment (CVA)	48	2,009	103	56	2,450	17	4,683
Market risk	530	20,390	89	28	4,331	0	25,368
Operational risk	7,333	26,525	8,304	4,570	25,931	0	72,662
Total	56,721	118,622	75,243	9,527	45,874	18,029	324,015

Our RWA were € 340.5 billion as of March 31, 2020, compared to € 324.0 billion at the end of 2019. The increase of € 16.5 billion was primarily driven by credit risk RWA, which was partly offset by the other RWA risk types. Credit risk RWA increased by € 17.2 billion mainly due to the introduction of the new framework for securitization positions, increased client demand and market volatility on the back of the repercussion of the prevailing coronavirus situation. The decrease of operational risk RWA by € 0.5 billion was driven by improvements in the forward looking risk component, in particular key risk indicator scores, as well as a lighter internal and external loss profile feeding into our capital model. The decreases in RWA for CVA and market risk were only minor over the quarter. The increase in market volatility in March 2020 led to a number of backtesting outliers that resulted in an increase in the quantitative component of the Market Risk RWA multiplier. However, following the ECB announcement on the temporary relief for capital requirements for market risk, dated April 16, 2020, this increase was offset by an equal reduction in the qualitative component of the RWA multiplier leading to no net impact.

CET 1 capital reconciliation to shareholders equity

in € m.	Mar 31, 2020	Dec 31, 2019
Total shareholders’ equity per accounting balance sheet (IASB IFRS)	55,838	55,857
Difference between equity per IASB IFRS / EU IFRS4	70	0
Total shareholders’ equity per accounting balance sheet (EU IFRS)	55,908	55,857
Deconsolidation/Consolidation of entities	(137)	(116)
Of which:
Additional paid-in capital	(11)	(12)
Retained earnings	(227)	(220)
Accumulated other comprehensive income (loss), net of tax	101	116
Total shareholders’ equity per regulatory balance sheet	55,771	55,741
Minority Interests (amount allowed in consolidated CET 1)	853	837
Accrual for dividend and AT1 coupons1	(43)	0
Reversal of deconsolidation/consolidation of the position accumulated other comprehensive income (loss), net of tax, during transitional period	0	0
Common Equity Tier 1 (CET 1) capital before regulatory adjustments	56,581	56,579
Prudential filters	(2,501)	(1,888)
Of which:
Additional value adjustments	(2,253)	(1,738)
Any increase in equity that results from securitized assets	(2)	(2)
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	(246)	(148)
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR	0	0
Regulatory adjustments	(10,378)	(10,543)
Of which:
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(6,463)	(6,515)
Deferred tax assets that rely on future profitability	(1,384)	(1,445)
Negative amounts resulting from the calculation of expected loss amounts²	(91)	(259)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(999)	(892)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	0	0
Securitization positions not included in risk-weighted assets	0	0
Other3	(1,440)	(1,433)
Common Equity Tier 1 capital	43,702	44,148

1 No interim profits are to be recognized as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4).
2 Expected loss shortfall calculation considers 2020 increases in Allowance for Credit Losses which is subject to approval by ECB in context of Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4).
3 Includes € 0.4 billion capital deduction effective from April 2019 and € 0.3 billion effective from October 2016 based on regular ECB review, € 0.8 billion capital deduction based on ECB guidance on irrevocable payment commitments related to the Single Resolution Fund and the Deposit Guarantee Scheme effective from January 2018 onwards and € 15 million from Direct, indirect and synthetic holdings by an institution of own CET1 instruments.
4 Differences in “equity per balance sheet” result entirely from deviations in profit (loss) after taxes due to the application of EU carve-out rules as set forth in the chapter "Basis of preparation/impact of changes in accounting principles". These rules were initially applied in the first quarter 2020.

As of March 31, 2020, our CET 1 capital ratio decreased to 12.8 % compared to 13.6 % as of December 31, 2019. The decrease is due to the above-mentioned increase in RWA and € 0.4 billion decrease in our CET 1 capital compared to year end 2019. The decrease of CET 1 capital was mainly driven by COVID-19 pandemic impact, which resulted in increased regulatory adjustments from prudential filters of € 0.6 billion (mainly Additional value adjustments) partially offset by reduced capital deduction from negative amounts resulting from the calculation of expected loss amounts of € 0.2 billion.

On March 12, 2020, the ECB announced various supervisory measures in reaction to the Covid-19 pandemic. Related to that, Deutsche Bank was informed by the ECB of its decision to implement Article 104a of the Directive (EU) 2019/878 of the European Parliament (CRDV) with effect from March 12, 2020. The decision requires Deutsche Bank to fulfill its unchanged 2.50% Pillar 2 requirement (SREP add-on) with at least 56.25 % CET 1, 18.75 % Additional Tier 1 and 25 % Tier 2 capital. As a result, Deutsche Bank needs to maintain on a consolidated basis a CET 1 ratio of at least 10.44%, a Tier 1 ratio of at least 12.41 % and a Total Capital ratio of at least 15.04%. The CET 1 requirement comprises the Pillar 1 minimum capital requirement of 4.50%, the Pillar 2 requirement (SREP add-on) of 1.41%, the capital conservation buffer of 2.50%, the countercyclical buffer (subject to changes throughout the year) of 0.04 % and the G-SII buffer of 2.00%. Correspondingly, the Tier 1 capital requirement includes additionally a Tier 1 minimum capital requirement of 1.50 % plus a Pillar 2 requirement of 0.47%, and the Total Capital requirement includes further a Tier 2 minimum capital requirement of 2.00 % and a Pillar 2 requirement of 0.63%. Also, the ECB communicated to Deutsche Bank that its individual expectation to hold a further Pillar 2 CET 1 capital add-on, commonly referred to as ‘Pillar 2 guidance’ will be seen as guidance only and – until further notice – a breach of this guidance will not trigger the need to provide a capital restoration plan or a need to execute measures to re-build CET 1 capital. The ECB has further communicated that once this period of financial distress is over, banks will be granted sufficient time to build up the buffers again.

Other measures

Economic capital adequacy ratio and total economic capital

The economic capital adequacy ratio was 159 % as of March 31, 2020, compared with 163 % as of December 31, 2019. The decrease in the ratio was due to an increase in capital demand, which was partially offset by an increase in capital supply.

The total economic capital demand amounted to € 30.1 billion, which was € 0.9 billion or 3.2 % higher compared to € 29.2 billion as of December 31, 2019. The economic capital demand for credit risk increased by € 1.1 billion mainly due to higher exposures largely related to COVID-19 pandemic. The economic capital demand for market risk reduced by € 0.2 billion primarily in the trading market risk component driven by lower inventory within the Commercial Real Estate and Leveraged Debt Capital Market businesses. The economic capital demand for business risk increased by € 0.1 billion due to a higher strategic risk component reflecting the revised earnings outlook in the context of COVID-19 pandemic. The economic capital demand for operational risk and the diversification benefit remained overall stable.

The economic capital supply increased by € 0.3 billion mainly driven by the recognition of newly issued Additional Tier 1 capital instruments of € 0.9 billion during the first quarter of 2020 partially offset by increased capital deduction from prudential filters of € 0.6 billion (mainly additional valuation adjustments) as a result of COVID-19 pandemic impact.

Leverage ratio and leverage exposure

As of March 31, 2020, our fully loaded Leverage ratio was 4.0 % compared to 4.2 % as of December 31, 2019. This takes into account a fully loaded Tier 1 capital of € 49.5 billion over an applicable exposure measure of € 1,248 billion as of March 31, 2020 (€ 48.7 billion and € 1,168 billion as of December 31, 2019, respectively). In the first quarter 2020, our Leverage exposure increased by € 80 billion to € 1,248 billion. This primarily reflected the development of our balance sheet (for additional information please refer to section “Movements in assets and liabilities” in this report): pending settlements were € 44 billion higher from seasonally low year-end levels, loans grew by € 25 billion and non-derivative trading assets increased by € 7 billion. This was partly offset by cash and central bank/interbank balances which decreased by € 12 billion. SFT related items (securities purchased under resale agreements, securities borrowed and receivables from prime brokerage) decreased by € 5 billion. Remaining asset items increased by € 27 billion, related to a large extent to cash margin receivables and pending securities transactions past settlement date. Furthermore, there was an increase of the Leverage exposure related to derivatives by € 1 billion (€ 13 billion excluding deductions of receivables assets for cash variation margin provided in derivatives transactions) mainly driven by higher positive net market values from derivatives, partly offset by received cash variation margin. Off-balance sheet exposures decreased by € 8 billion corresponding to lower notional amounts for irrevocable lending commitments.

The increase in Leverage exposure in the first quarter 2020 included a positive foreign exchange impact of € 3 billion mainly due to the depreciation of the Euro against the U.S. dollar. The effects from foreign exchange rate movements are embedded in the movement of the Leverage exposure items discussed in this section.

On a phase-in basis, our Leverage ratio decreased from 4.3 % to 4.1 % during the first quarter 2020. This takes into account as of March 31, 2020 a phase-in Tier 1 capital of € 50.6 billion over an applicable exposure measure of € 1,248 billion (€ 50.5 billion and € 1,168 billion as of December 31, 2019, respectively).

Total loss absorbing capacity and minimum requirement for own funds and eligible liabilities

TLAC and MREL

in € m. (unless stated otherwise)	Mar 31, 2020	Dec 31, 2019
Regulatory capital elements of TLAC/MREL
Common Equity Tier 1 capital (CET 1)	43,702	44,148
Additional Tier 1 (AT1) capital instruments eligible under TLAC/MREL	6,849	6,397
Tier 2 (T2) capital instruments eligible under TLAC/MREL
Tier 2 (T2) capital instruments before TLAC/MREL adjustments	5,946	5,957
Tier 2 (T2) capital instruments adjustments for TLAC/MREL	48	16
Tier 2 (T2) capital instruments eligible under TLAC/MREL	5,995	5,973
Total regulatory capital elements of TLAC/MREL	56,545	56,519

Other elements of TLAC/MREL
Senior non-preferred plain vanilla	52,536	55,803
Holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	0	–
Total Loss Absorbing Capacity (TLAC)	109,081	112,322
Add back of holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	0	0
Available Own Funds and subordinated Eligible Liabilities (subordinated MREL)	109,081	112,322
Senior preferred plain vanilla	2,880	2,856
Available Minimum Own Funds and Eligible Liabilities (MREL)	111,961	115,178

Risk Weighted Assets (RWA)	340,527	324,015
Leverage Ratio Exposure (LRE)	1,248,160	1,168,040
Total liabilities and own funds after prudential netting (TLOF)	1,096,151	995,513

TLAC ratio
TLAC ratio (as percentage of RWA)	32.03	34.67
TLAC requirement (as percentage of RWA)	20.51	20.58
TLAC ratio (as percentage of Leverage Exposure)	8.74	9.62
TLAC requirement (as percentage of Leverage Exposure)	6.00	6.00
TLAC surplus over RWA requirement	39,239	45,640
TLAC surplus over LRE requirement	34,192	42,240

MREL subordination
MREL subordination ratio (as percentage of TLOF)	9.95	11.28
MREL subordination requirement (as percentage of TLOF)	6.11	6.11
Surplus over MREL subordination requirement	42,106	51,496

MREL ratio
MREL ratio (as percentage of TLOF)	10.21	11.57
MREL requirement (as percentage of TLOF)	8.58	8.58
MREL surplus over requirement	17,911	29,763

TLAC

As of March 31, 2020, total loss absorbing capacity (TLAC) was € 109 billion and the corresponding TLAC ratios were 32.0% (RWA based) and 8.7% (Leverage exposure based). This means that Deutsche Bank has a comfortable buffer of € 34 billion over its total loss absorbing capacity minimum requirement of € 75 billion (20.5 % RWA based and 6 % Leverage exposure based).

MREL

As of March 31, 2020, total liabilities and own funds (TLOF) were € 1,096 billion and available MREL were € 112 billion, corresponding to a ratio of 10.2%, compared to € 995 billion TLOF and € 115 billion MREL and a ratio of 11.6 % as of December 31, 2019. This means that Deutsche Bank has a comfortable buffer of own funds and eligible liabilities which is € 18 billion above our MREL.

Liquidity coverage ratio

The Group’s Liquidity Coverage Ratio (LCR) was 133 % as of March 31, 2020, or € 43 billion of excess over the regulatory minimum of 100%. This compares to 141%, or € 55 billion of excess liquidity at December 31, 2019. The decline was predominately driven by the reduction in high quality liquid assets given the increase in loans to clients in March. This was partially offset by a reduction in net cash outflows associated with the corresponding committed credit facilities.

Given the Group’s excess liquidity levels and the tools available to steer liquidity, we look to support our customers through the uncertain period ahead. We are committed to providing additional liquidity to support our customers. Therefore, we are prepared to operate below our liquidity reserves target at € 170 billion to € 200 billion during this period. This translates into a liquidity coverage ratio of approximately 110% - 130%, a level still prudently above the regulatory threshold. As the market environment normalizes, we expect to see liquidity reserves and liquidity coverage ratio return closer to current levels.

Stressed net liquidity position

The Group's internal 8 week Stressed Net Liquidity Position (sNLP) reduced € 31.9 billion in the quarter, from € 24.3 billion as of December 31, 2019 to -€ 7.6 billion as of March 31, 2020. In addition to the Group net sNLP position, € 39.6 billion of liquidity is prepositioned at material subsidiaries or branches to meet potential liquidity outflows applicable specifically to those subsidiaries and branches. They are not included in the Group net sNLP as they are not assumed to be freely available to the rest of the Group. The decline was driven by a number of factors including € 18 billion of outflows from drawdowns on committed credit facilities and € 7 billion of incremental lending associated with the stressed environment, as well as increased modelled outflows from secured financing activities. Outflows against each liquidity risk driver experienced during the stress period were generally considerably lower than those modelled in the stress test, with the exception of draws on committed facilities which were in line with models.

The sNLP measure reflects 4 or more weeks of actual stress arising from COVID-19, such that the measure at March 31, 2020 effectively adds an additional stress over a further eight week period. The internal stress test proved effective in providing an early indicator that the bank had entered a stress period. The sNLP measure is expected to return above risk appetite over time, as the environment normalizes.

IFRS 9 – Application of Management Overlays and EBA guidelines in context of Covid-19 pandemic

Application of Forward Looking Information

Deutsche Bank incorporated consensus forecasts on macroeconomic variables as of March 31, 2020 into its first quarter of 2020 Expected Credit Loss “ECL” estimate. The bank’s standard approach to the incorporation of these variables into the calculation of the ECL estimate is to incorporate forecasts for the next two years, using eight discrete quarterly observations. This methodology was derived during the implementation of IFRS9 from observation of the historical relationship between movements in those macroeconomic variables and default rates.

In management’s opinion this methodology does not provide a reliable indicator for future credit losses in the context of the Covid-19 crisis, as it takes too short a view of the development of those variables and hence overstates the impact of short term movements in them on estimated future credit losses. In particular, the current methodology does not factor in the beneficial impact of government support and assistance in response to the crisis, in particular for corporate obligors.

On April 1, 2020, ECB submitted a letter to banks with regard to the use of Forward Looking Information in the context of IFRS 9 that stated, amongst other things, that banks should “use the long-term forecast (e.g. the long-term GDP growth rate) whenever the specific forecast has lost relevance”.

Based on Deutsche Bank’s assessment and the regulatory guidance provided, the most representative approach in the current quarter to estimating future credit losses is to reduce the weight of some of the short-term data and derive adjusted inputs based on longer term averages.

The Bank has therefore performed an overlay calculation based on averaging forecasts for GDP and unemployment rates over the next three years.

In the coming months, management will closely monitor the development of consensus forecast data and will reassess the need for continuing with the application of a management overlay.

Application of EBA guidance regarding Default, Forbearance and IFRS 9 in light of COVID-19 measures

EBA’s “Statement on the application of the prudential framework regarding Default, Forbearance and IFRS9 in light of COVID-19 measures” published on March 25, 2020 states that “institutions are expected to use a degree of judgement and distinguish between borrowers whose credit standing would not be significantly affected by the current situation in the long term, and those who would be unlikely to restore their creditworthiness.” The Bank performed portfolio reviews and applied this regulatory guidance to a number of clients mainly in the Investment Bank and Corporate Bank.

The EBA is further of the view that “the public and private moratoria, as a response to COVID-19 epidemic to the extent they are not borrower specific but rather addressed to broad ranges of product classes or customers, do not have to be automatically classified as forbearance measures, as for IFRS9 and the definition of default”. Deutsche Bank has introduced this guidance into its internal risk management processes. As of March 31, 2020 the Bank has experienced cases falling under this guidance, impacting a small number of client exposures of in total below € 100 million in the Corporate Bank and Investment Bank, and a larger number of client relationships in Private Bank.

For further details with regards to Deutsche Bank’s determination of Expected Credit Losses following IFRS 9 accounting rules please refer to Deutsche Bank’s Annual Report as of December 31, 2019.

Asset quality

This section describes the quality of debt instruments subject to impairment, which under IFRS 9 consist of debt instruments measured at amortized cost (AC), financial instruments at fair value through other comprehensive income (FVOCI) as well as off balance sheet lending commitments such as loan commitments and financial guarantees (hereafter collectively referred to as ‘Financial Assets’).

The following table provides an overview of the exposure amount and allowance for credit losses by financial asset class broken down into stages as per IFRS 9 requirements.

Overview of financial assets subject to impairment

	Mar 31, 2020					Dec 31, 2019
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Amortized cost¹
Gross carrying amount	670,416	43,656	8,040	2,062	724,173	645,967	24,680	7,531	2,150	680,328
Allowance for credit losses²	669	586	3,132	78	4,466	549	492	3,015	36	4,093

Fair value through OCI
Fair value	43,571	373	102	0	44,046	45,083	397	23	0	45,503
Allowance for credit losses	16	7	21	0	44	16	9	10	0	35

Off-balance sheet
Notional amount	233,521	8,810	1,411	0	243,742	251,930	5,864	1,424	0	259,218
Allowance for credit losses³	132	69	140	0	341	128	48	166	0	342

1 Financial assets at amortized cost consist of: Loans at amortized cost, Cash and central bank balances, Interbank balances (w/o central banks), Central bank funds sold and securities purchased under resale agreements, Securities borrowed and certain subcategories of Other assets.
2 Allowance for credit losses do not include allowance for country risk amounting to € 3 million as of March 31, 2020 and € 3 million as of December 31, 2019.
3 Allowance for credit losses do not include allowance for country risk amounting to € 4 million as of March 31, 2020 and € 4 million as of December 31, 2019.

Additional information

Management and Supervisory Board

Management Board

As of January 1, 2020, Christiana Riley and Bernd Leukert became members of the Management Board of Deutsche Bank AG. Christiana Riley is Chief Executive Officer Americas, Bernd Leukert is Chief Technology, Data and Innovation Officer, responsible for the Chief Information Office incl. CB/IB/PB, the Chief Technology Office, the Chief Data Office, the Chief Security Office as well as CB/IB/CRU Settlement Operations.

Supervisory Board

Sigmar Gabriel was appointed by the court as a new member of the Supervisory Board as of March 11, 2020. He succeeded Jürg Zeltner, who has resigned from his Supervisory Board mandate with effect of December 15, 2019.

In addition to Dagmar Valcárcel and Sigmar Gabriel, the Supervisory Board of Deutsche Bank AG will propose Theodor Weimer for election to the Supervisory Board at the Annual General Meeting on May 20, 2020. He is to be the successor to Katherine Garrett-Cox, who will resign from her mandate at the Annual General Meeting 2020.

Capital expenditures and divestitures

During the first three months of 2020, the Group did not make any significant capital expenditures or divestitures.

Events after the reporting period

After the reporting date no material events occurred which had a significant impact on our results of operations, financial position and net assets.

Basis of preparation/impact of changes in accounting principles

This Earnings Report of Deutsche Bank Aktiengesellschaft, Frankfurt am Main and its subsidiaries (collectively the “Group”, “Deutsche Bank” or “DB”) for the three-month period ended March 31, 2020 is stated in euros, the presentation currency of the Group. It has been prepared based on the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

For purposes of the Group’s primary financial reporting outside the United States, the Group prepares an Earnings Report in accordance with IFRS as endorsed by the EU. For purposes of the Group’s Earnings Report prepared in accordance with IFRS as endorsed by the EU, the Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU carve out version of IAS 39. The purpose of applying the EU carve out version of IAS 39 is to align the Group’s hedge accounting approach with its risk management practice and the accounting practice of its major European Union peers. Under the EU IAS 39 carve-out, fair value macro hedge accounting may be applied to core deposits and hedge ineffectiveness for all fair value macro hedge accounting applications is only recognized when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket and is not recognized when the revised amount of cash flows in scheduled time buckets is more than the original designated amount. Under IFRS, as issued by the IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits and hedge ineffectiveness for all fair value macro hedge accounting applications arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.

For the three-month period ended March 31, 2020, the application of the EU carve out version of IAS 39 had a positive impact of € 132 million on net revenues and profit before tax and of € 70 million on profit after tax. The impact on profit after tax also impacts the calculation of equity on the balance sheet by € 70 million. Effective as of January 1, 2020, the Group’s regulatory capital and ratios thereof are also reported on the basis of IFRS as endorsed by the EU and applying the EU carve out version of IAS 39 (which is now the primary basis of accounting for the Group), including in this Earnings Report under IFRS as issued by the IASB. Because of the impact of profit after tax on equity on the balance sheet, application of the EU carve-out of IAS 39 also impacts the calculation of CET 1 capital, Tier 1 capital, Total capital and ratios based thereon, including the Leverage ratio. As of March 31, 2020, this had a positive impact of about 2 basis points on the CET capital ratio and of less than 1 basis points on the Leverage ratio.

The Group’s Earnings Report is unaudited and includes the consolidated balance sheet as of March 31, 2020, the related consolidated statements of income and comprehensive income for the three-month period ended March 31, 2020 as well as other information (Basis of preparation/impact of changes in accounting principles). The Group’s Earnings Report should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for 2019, for which the same accounting policies, critical accounting estimates and change in accounting estimates have been applied with the exception of the newly adopted accounting pronouncements outlined in section “Recently adopted accounting pronouncements”.

The preparation of financial information under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates, especially in relation to the COVID-19 crisis, and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

Adjustment of discount rate applied to the Group’s pension obligations: For the Group’s most significant plans in the key countries, the discount rate used at each measurement date is set based on a high quality corporate bond yield curve – derived based on bond universe information sourced from reputable third-party index data providers and rating agencies – reflecting the timing, amount and currency of the future expected benefit payments for the respective plan. Unprecedented market turmoil has led to general credit spread widening and increased dispersion of bond yields. Given the Group’s approach for determining the discount rate, this dispersion has resulted in discount rates that are not representative of the broader development in high grade corporate bonds. To mitigate this effect, an adjustment has been made to the liquidity weighting applied to the underlying bonds used to determine the discount rate applied to the larger German pension plans. As a result, the Group’s net pension liability for the German pension plans has reduced by € 115 million from € 1,355 million to € 1,240 million as of 31 March 2020.

Recently adopted accounting pronouncements

The following are those accounting pronouncements which are relevant to the Group and which have been applied newly in the first three months of 2020.

IFRS 3 Business Combinations

On January 1, 2020, the Group adopted amendments to IFRS 3, “Business Combinations”. These amendments clarify the determination of whether an acquisition made is of a business or a group of assets. The amended definition of a business emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others. Distinguishing between a business and a group of assets is important because an acquirer recognizes goodwill only when acquiring a business. The adoption of the amendments did not have an impact on the Group’s consolidated financial statements.

New accounting pronouncements

The following accounting pronouncements were not effective as of March 31, 2020 and therefore have not been applied in the first three months of 2020.

IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17, “Insurance Contracts”, which establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. IFRS 17 replaces IFRS 4 which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner, benefiting both investors and insurance companies. Insurance obligations will be accounted for using current values – instead of historical cost. The information will be updated regularly, providing more useful information to users of financial statements. IFRS 17 is effective for annual periods beginning on or after January 1, 2021. Based on the Group’s current business activities it is expected that IFRS 17 will not have a material impact on the Group’s consolidated financial statements. These amendments have yet to be endorsed by the EU.

IAS 1 Presentation of Financial Statements

In January 2020, the IASB issued amendments to IAS 1 “Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current”. They clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period. The amendments also clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments will be effective for annual periods beginning on or after January 1, 2022 with early adoption permitted. The amendments will not have a material impact on the Group’s consolidated financial statements. These amendments have yet to be endorsed by the EU.

Funds transfer pricing

In the third quarter 2019, we implemented certain changes to our internal funds transfer pricing (“FTP”) framework in order to enhance its effectiveness as a management tool, as well to better support funding cost optimization.

The new FTP framework aims to more accurately allocate funding costs and benefits to the firm’s business divisions. The methodology changes did not impact overall group funding costs for 2019, however, the framework did result in a re-allocation of costs and benefits between segments. This re-allocation resulted in a benefit to the trading businesses, partially offset by a reduction in funding benefits to the Private Bank and Corporate Bank versus the prior methodology.

As part of the introduction of the new framework, a decision was made to hold certain transitional costs in C&O. These costs, which are subject to potential refinements, will amortize through time reflecting the long dated nature of our liabilities.

Had the new framework been in place in the first quarter 2019, it would have had a positive impact on the results of the Investment Bank and the Capital Release Unit of approximately € 50 million and € 10 million respectively, while the respective results of the Corporate Bank, Private Bank and Corporate and Other would have been lower by € 10 million, € 20 million and € 30 million respectively.

Impact of Deutsche Bank’s transformation

On July   7, 2019, Deutsche Bank announced a number of transformational measures relating to the Group’s businesses and its organization. The immediate and secondary impacts that these measures had on the Group’s operating results and financial position are disclosed below.

Impairment and amortization of Self-developed software

In line with the transformation announcement, the Group also reviewed current platform software and software under construction assigned to businesses subject to the transformation strategy. Accordingly, the reassessment of the respective recoverable amounts led to an impairment of self-developed software of € 17 million for the first quarter ended March 31, 2020, thereof in Corporate Bank (CB) € 16 million and in Capital Release Unit (CRU) € 1 million.

In addition, the Group recorded amortization on Equities software subject to the transformation strategy of € 47 million for the first quarter ended March 31, 2020, thereof in CB € 8 million, in Investment Bank (IB) € 13 million, in Private Bank (PB) € 2 million and in CRU € 24 million. The impairment write-down as well as the software amortization are included within the general and administrative expenses of the Group’s results in 2020.

Impairment of Right of Use assets and other related impacts

As part of the strategy announcement on July 7, 2019 to further reduce costs, the Group recognized impairments, accelerated or higher depreciation of Right-of-Use (RoU) assets, asset write downs and accelerated depreciation on leasehold improvements and furniture, onerous contracts provisions for non-lease costs, depreciation of capitalized reinstatement costs and other one-time relocation costs of € 8 million for the first quarter ended March 31, 2020, thereof in CB € 1 million, in IB € 1 million, in PB € 4 million and in CRU € 1 million.

Deferred tax asset valuation adjustments

Each quarter, the Group re-evaluates its estimate related to deferred tax assets, including its assumptions about future profitability. In connection with the transformation the Group adjusted the estimate related to deferred tax assets in affected jurisdictions, such as the UK and the U.S. Consistent with this estimate, € 5 million of additional valuation adjustments were recognized in the first quarter ended March 31, 2020.

Restructuring charges

Starting with the announcement of the transformation of Deutsche Bank on July 7, 2019 we designated all restructuring expenses as related to the transformation announcement and the subsequent business re-organization and perimeter changes resulting in € 74 million restructuring expenses for the Group for the first quarter ended March 31, 2020. These charges are comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and contract termination costs related to real estate. 251 full-time equivalent employees (FTE) were impacted by the re-organization and changes during the three months ended March 31, 2020.

In addition to these restructuring expenses, € 14 million of severance related to the transformation announcement were recorded for the first quarter ended March 31, 2020.

Other transformation related expenses

As a result of the strategic transformation the Group recognized other transformation related expenses including expenses for Audit, Accounting & Tax, consulting fees and IT consulting fees of € 12 million for the first quarter ended March 31, 2020, thereof in PB € 8 million and in CRU € 4 million.

Total net revenues

	Three months ended
in € m.	Mar 31, 2020	Mar 31, 2019
Interest and similar income	5,492	6,502
Interest expense	2,230	3,147
Net interest income	3,261	3,355
Commissions and fee income	2,439	2,382
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	231	717
Net gains (losses) on financial assets at amortized cost	60	0
Net gains (losses) on financial assets at fair value through other comprehensive income	125	46
Net income (loss) from equity method investments	15	33
Other income (loss)	86	(183)
Total noninterest income	2,957	2,995
Total net revenues	6,218	6,351

Earnings per common share

	Three months ended
	Mar 31, 2020	Mar 31, 2019
Earnings per common share:1
Basic	€ (0.01)	€ 0.08
Diluted	€ (0.01)	€ 0.08
Number of shares in million:
Denominator for basic earnings per share – weighted-average shares outstanding	2,121.3	2,096.9
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	2,121.3	2,152.2

1 Due to the net loss situation for the three months ended March 31, 2020 potentially dilutive shares are generally not considered for the EPS calculation, because to do so would decrease the net loss per share. Under a net income situation however, the number of adjusted weighted average shares after assumed conversion would have been increased by 79.4 million shares for the three months ended March 31, 2020.

Consolidated statement of comprehensive income

	Three months ended
in € m.	Mar 31, 2020	Mar 31, 2019
Profit (loss) recognized in the income statement	(4)	201
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	367	(254)
Net fair value gains (losses) attributable to credit risk related to financial liabilities designated as at fair value through profit or loss, before tax	31	3
Total of income tax related to items that will not be reclassified to profit or loss	(273)	81
Items that are or may be reclassified to profit or loss
Financial assets at fair value through other comprehensive income
Unrealized net gains (losses) arising during the period, before tax	173	226
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(125)	(46)
Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	(3)	2
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(1)	(2)
Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	0	0
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0
Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	(13)	391
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0
Equity Method Investments
Net gains (losses) arising during the period	(0)	(4)
Total of income tax related to items that are or may be reclassified to profit or loss	(60)	(5)
Other comprehensive income (loss), net of tax	98	393
Total comprehensive income (loss), net of tax	94	594
Attributable to:
Noncontrolling interests	34	45
Deutsche Bank shareholders and additional equity components	60	549

Provisions

As of March 31, 2020, the Group recognized € 2.6 billion (December 31, 2019: € 2.6 billion) in provisions on its balance sheet. These relate to operational risk, civil litigation, regulatory enforcement, restructuring, allowances for credit related off-balance sheet positions and other matters, including bank levies. The consolidated financial statements contained in our Annual Report 2019 describe our provisions as of December 31, 2019, in Note 19 “Allowance for credit losses”, and Note 27 “Provisions”.

Civil litigation and regulatory enforcement matters

Within provisions as of March 31, 2020, the Group recognized provisions relating to civil litigation of € 0.4 billion (December 31, 2019: € 0.5 billion) and provisions relating to regulatory enforcement matters of € 0.6 billion (December 31, 2019: € 0.5 billion). For some matters for which the Group believes an outflow of funds is probable, no provisions were recognized as the Group could not reliably estimate the amount of the potential outflow.

For the matters for which a reliable estimate can be made, the Group currently estimates that, as of March 31, 2020, the aggregate future loss of which the possibility is more than remote but less than probable is approximately € 1.8 billion for civil litigation matters (December 31, 2019: € 1.8 billion) and € 0.2 billion for regulatory enforcement matters (December 31, 2019: € 0.2 billion). These figures include matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party. For other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is more than remote but less than probable but the amount is not reliably estimable, and accordingly such matters are not included in the contingent liability estimates. For still other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is remote and therefore has neither recognized a provision nor included them in the contingent liability estimates.

Note 27 “Provisions” to the consolidated financial statements contained in our Annual Report 2019 sets forth, in the section thereof captioned “Current Individual Proceedings”, descriptions as of the date of such consolidated financial statements of civil litigation and regulatory enforcement matters or groups of matters for which the Group has taken material provisions, or for which there are material contingent liabilities that are more than remote, or for which there is the possibility of material business or reputational risk; similar matters are grouped together and some matters consist of a number of proceedings or claims. The disclosed matters include matters for which the possibility of a loss is more than remote but for which the Group cannot reliably estimate the possible loss.

Non-GAAP financial measures

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.

Return on equity ratios

The Group reports a post-tax return on average shareholders’ equity and a post-tax return on average tangible shareholders’ equity, each of which is a non-GAAP financial measure.

The post-tax returns on average shareholders’ equity and average tangible shareholders' equity are calculated as profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon as a percentage of average shareholders’ equity and average tangible shareholders' equity, respectively.

Profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon for the segments is a non-GAAP financial measure and is defined as profit (loss) excluding post-tax profit (loss) attributable to noncontrolling interests and after AT1 coupon, which are allocated to segments based on their allocated average tangible shareholders’ equity. For the Group, it reflects the reported effective tax rate which was 106 % for the first quarter of 2020 and 31 % for the prior year’s comparative period. For the segments, the applied tax rate was 28 % for 2020 and all quarters in 2019.

At the Group level, tangible shareholders' equity is shareholders’ equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders’ equity for the segments is calculated by deducting goodwill and other intangible assets from shareholders’ equity as allocated to the segments. Shareholders’ equity and tangible shareholders’ equity are presented on an average basis.

The Group believes that a presentation of average tangible shareholders’ equity makes comparisons to its competitors easier, and refers to this measure in the return on equity ratios presented by the Group. However, average tangible shareholders’ equity is not a measure provided for in IFRS, and the Group’s ratios based on this measure should not be compared to other companies’ ratios without considering differences in the calculations.

The reconciliation of the aforementioned ratios is set forth in the table below:

	Three months ended Mar 31, 2020
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Profit (loss) before tax	132	622	132	110	(767)	(156)	74
Profit (loss)	95	448	95	79	(552)	(170)	(4)
Profit (loss) attributable to noncontrolling interests	0	0	0	0	0	23	23
Profit (loss) attributable to DB shareholders and additional equity components	95	448	95	79	(552)	(193)	(27)
Profit (loss) attributable to additional equity components	16	36	18	3	12	0	86
Profit (loss) attributable to Deutsche Bank shareholders	79	411	78	76	(564)	(193)	(113)

Average allocated shareholders’ equity	9,813	22,613	11,116	4,922	7,459	46	55,969
Deduct: Average allocated goodwill and other intangible assets1	617	1,304	865	3,087	368	0	6,242
Average allocated tangible shareholders’ equity	9,196	21,309	10,250	1,835	7,091	46	49,727
Post-tax return on average shareholders’ equity	3%	7%	3%	6%	(30%)	N/M	(1%)
Post-tax return on average tangible shareholders’ equity	3%	8%	3%	17%	(32%)	N/M	(1%)

N/M – Not meaningful
 1 Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018

	Three months ended Mar 31, 2019
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Profit (loss) before tax	288	250	214	97	(541)	(15)	292
Profit (loss)	207	180	154	70	(390)	(21)	201
Profit (loss) attributable to noncontrolling interests	0	0	0	0	0	23	23
Profit (loss) attributable to DB shareholders and additional equity components	207	180	154	70	(390)	(43)	178
Profit (loss) attributable to additional equity components	14	31	15	3	17	0	81
Profit (loss) attributable to Deutsche Bank shareholders	193	148	139	67	(407)	(43)	97
Average allocated shareholders’ equity	10,763	22,973	11,504	4,806	12,481	0	62,527
Deduct: Average allocated goodwill and other intangible assets1	1,283	1,709	1,413	3,070	899	0	8,374
Average allocated tangible shareholders’ equity	9,480	21,264	10,092	1,737	11,582	0	54,153
Post-tax return on average shareholders’ equity	7%	3%	5%	6%	(13%)	N/M	1%
Post-tax return on average tangible shareholders’ equity	8%	3%	6%	15%	(14%)	N/M	1%

N/M – Not meaningful
1 Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018

Core Bank

The Core Bank represents the Group excluding the Capital Release Unit (CRU).

in € m. (unless stated otherwise)	Three months ended Mar 31, 2020	Three months ended Mar 31, 2019
Profit (loss) before tax	840	833
Profit (loss)	548	590
Profit (loss) attributable to noncontrolling interests	23	23
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	524	568
Profit (loss) attributable to additional equity components	73	63
Profit (loss) attributable to Deutsche Bank shareholders	451	504

Average allocated shareholders' equity	48,510	50,046
Deduct: Average allocated goodwill and other intangible assets	5,874	7,475
Average allocated tangible shareholders' equity	42,636	42,572
Post-tax return on average shareholders’ equity	4%	4%
Post-tax return on average tangible shareholders’ equity	4%	5%

in € m. (unless stated otherwise)	Three months ended Mar 31, 2020	Three months ended Mar 31, 2019
Profit (loss) before tax – Group	74	292
Profit (loss) before tax – CRU	(767)	(541)
Profit (loss) before tax - Core Bank	840	833
Specific revenue items	(52)	(31)
Transformation charges	55	0
Impairment of goodwill / other intangibles	0	0
Restructuring & severance	84	3
Adjusted profit (loss) before tax – Core Bank	928	805

Transformation charges

Transformation charges are costs, included in adjusted costs, that are directly related to Deutsche Bank’s transformation as a result of the new strategy announced on July 7, 2019. Such charges include the transformation-related impairment of software and real estate, the quarterly amortization on software related to the Equities Sales and Trading business and other transformation charges like onerous contract provisions or legal and consulting fees related to the strategy execution. Any other costs related to Deutsche Bank’s ongoing business, even if related to the Capital Release Unit (CRU), do not qualify as transformation charges.

in € m.	Three months ended Mar 31, 2020
Occupancy, furniture and equipment expenses	8
IT costs	72
Professional service fees	3
Other	1
Transformation charges	84

Adjusted costs

Adjusted costs is one of the key performance indicators and is a non-GAAP financial measure for which the most directly comparable IFRS financial measure is noninterest expenses. Adjusted costs is calculated by deducting (i) impairment of goodwill and other intangible assets, (ii) litigation charges, net and (iii) restructuring and severance from noninterest expenses under IFRS. The Group believes that a presentation of noninterest expenses excluding the impact of these items provides a more meaningful depiction of the costs associated with our operating businesses. To show the development of our cost initiatives excluding costs that are directly related to Deutsche Bank’s transformation as a result of the new strategy announced on July 7, 2019, the Group also presents, Adjusted costs excluding transformation charges, in which the transformation charges described above are deducted from Adjusted costs.

In addition, BNP Paribas and Deutsche Bank have signed a master transaction agreement to provide continuity of service to Deutsche Bank’s Prime Finance and Electronic Equities clients. Under the agreement Deutsche Bank will continue to operate the platform until clients can be migrated to BNP Paribas, and BNP Paribas reimburses Deutsche Bank for the expenses of the transferred business. To show the development of our cost initiatives excluding not only transformation charges but also these reimbursable expenses, the Group also presents, Adjusted costs excluding transformation charges and expenses associated with our Prime Finance platform being transferred to BNP Paribas.

	Three months ended Mar 31,2020
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Noninterest expenses	1,088	1,475	1,891	374	694	116	5,638
Impairment of goodwill and other intangible assets	0	0	0	0	0	0	0
Litigation charges, net	(0)	1	3	(0)	1	10	14
Restructuring and severance	10	(2)	66	7	3	3	88
Adjusted costs	1,077	1,476	1,822	367	690	103	5,536
Transformation charges	26	14	15	0	29	0	84
Adjusted costs ex. transformation charges	1,052	1,462	1,807	366	661	103	5,452
Expenses associated with the Prime Finance platform being transferred to BNP Paribas							98
Adjusted costs ex. transformation charges and expenses associated with the Prime Finance platform being transferred to BNP Paribas							5,354

	Three months ended Mar 31,2019
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Noninterest expenses	1,009	1,730	1,804	398	946	31	5,919
Impairment of goodwill and other intangible assets	0	0	0	0	0	0	0
Litigation charges, net	(0)	(3)	(22)	(1)	6	3	(17)
Restructuring and severance	2	18	(18)	4	4	(3)	6
Adjusted costs	1,007	1,715	1,845	395	937	31	5,930
Transformation charges	0	0	0	0	0	0	0
Adjusted costs ex. transformation charges	1,007	1,715	1,845	395	937	31	5,930
Expenses associated with the Prime Finance platform being transferred to BNP Paribas							0
Adjusted costs ex. transformation charges and expenses associated with the Prime Finance platform being transferred to BNP Paribas							5,930

Revenues excluding specific items

Revenues excluding specific items is a performance indicator that is a non-GAAP financial measure most directly comparable to the IFRS financial measure net revenues. Revenues excluding specific items is calculated by adjusting net revenues under IFRS for specific revenue items which generally fall outside the usual nature or scope of the business and are likely to distort an accurate assessment of the divisional operating performance. Excluded items are Debt Valuation Adjustment (DVA) and material transactions or events that are either one-off in nature or belong to a portfolio of connected transactions or events where the P&L impact is limited to a specific period of time. The Group believes that a presentation of net revenues excluding the impact of these items provides a more meaningful depiction of the revenues associated with our business.

	Three months ended Mar 31,2020
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Net revenues	1,326	2,339	2,162	519	(59)	(69)	6,218
DVA - IB Other / CRU	0	46	0	0	24	0	70
Change in valuation of an investment - FIC S&T	0	(10)	0	0	0	0	(10)
Sal. Oppenheim workout - Wealth Management	0	0	16	0	0	0	16
Revenues excluding specific items	1,326	2,303	2,145	519	(82)	(69)	6,142

	Three months ended Mar 31,2019
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total Consolidated
Net revenues	1,342	1,988	2,125	525	387	(16)	6,351
DVA - IB Other / CRU	0	(49)	0	0	0	0	(49)
Change in valuation of an investment - FIC S&T	0	36	0	0	0	0	36
Sal. Oppenheim workout - Wealth Management	0	0	43	0	0	0	43
Revenues excluding specific items	1,342	2,000	2,082	525	387	(16)	6,320

Adjusted profit (loss) before tax

Adjusted profit (loss) before tax is calculated by adjusting the profit (loss) before tax under IFRS for specific revenue items, transformation charges, impairments of goodwill and other intangibles, as well as restructuring and severance expenses. The Group believes that a presentation of profit (losses) before tax excluding the impact of the foregoing items provides a more meaningful depiction of the profitability of our operating business.

	Three months ended Mar 31, 2020
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total consolidated
Profit (loss) before tax	132	622	132	110	(767)	(156)	74
Specific revenue items	0	(36)	(16)	0	(24)	0	(76)
Transformation charges	26	14	15	0	29	0	84
Impairment of goodwill / other intangibles	0	0	0	0	0	0	0
Restructuring & severance	10	(2)	66	7	3	3	88
Adjusted profit (loss) before tax	168	598	197	118	(758)	(153)	170

	Three months ended Mar 31, 2019
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Capital Release Unit	Corporate & Other	Total consolidated
Profit (loss) before tax	288	250	214	97	(541)	(15)	292
Specific revenue items	0	12	(43)	0	0	0	(31)
Transformation charges	0	0	0	0	0	0	0
Impairment of goodwill / other intangibles	0	0	0	0	0	0	0
Restructuring & severance	2	18	(18)	4	4	(3)	6
Adjusted profit (loss) before tax	290	280	152	101	(538)	(18)	267

Net assets (adjusted)

Net assets (adjusted) are defined as IFRS Total assets adjusted to reflect the recognition of legal netting agreements, offsetting of cash collateral received and paid and offsetting pending settlements balances. The Group believes that a presentation of net assets (adjusted) makes comparisons to its competitors easier.

in € b. (unless stated otherwise)	Mar 31, 2020	Dec 31, 2019
Total assets	1,491	1,298
Deduct: Derivatives (incl. hedging derivatives & derivatives reclassified into hfs) credit line netting	351	266
Deduct: Derivatives cash collateral received / paid	93	74
Deduct: Securities Financing Transactions credit line netting	2	1
Deduct: Pending settlements netting	51	10
Net assets (adjusted)	994	946

Book value and tangible book value per basic share outstanding

Book value per basic share outstanding and tangible book value per basic share outstanding are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share outstanding represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share outstanding is computed by dividing tangible book value by period-end basic shares outstanding.

Tangible book value

in € m.	Mar 31, 2020	Dec 31, 2019
Total shareholders’ equity (Book value)	55,838	55,857
Goodwill and other intangible assets1	(6,216)	(6,254)
Tangible shareholders’ equity (Tangible book value)	49,622	49,603

1 Excludes Goodwill and other intangible assets attributable to partial sale of DWS.

Basic shares outstanding

in million (unless stated otherwise)	Mar 31, 2020	Dec 31, 2019
Number of shares issued	2,066.8	2,066.8
Treasury shares	(2.1)	(0.7)
Vested share awards	70.4	52.4
Basic shares outstanding	2,135.1	2,118.5

Book value per basic share outstanding in €	26.15	26.37
Tangible book value per basic share outstanding in €	23.24	23.41

Regulatory fully loaded measures

Our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes and are set forth throughout this document under the CRR/CRD which have been lastly amended in June 2019.

The CET 1 minimum capital requirement applicable to the Group is 4.5 % of risk-weighted assets. With effect from January 1, 2018, the CRR/CRD transitional rules as applicable until June 26, 2019, under which Common Equity Tier 1 (CET 1) regulatory adjustments were phased in have reached a rate of 100%, together with the 100 % phase-out rate of minority interest only recognizable under the transitional rules. For risk-weighted assets (RWA) the grandfathering of equity investments at a risk weight of 100 % expired by the end of 2017. Instead a risk weight between 190 % and 370 % determined based on Article 155 CRR under the CRR/CRD as applicable until June 26, 2019, is applied. Hence, starting 2018 onwards, the CET 1 capital and RWA figures show no difference between CRR/CRD as applicable until June 26, 2019 and fully loaded CRR/CRD, as defined further below, i.e. excluding the transitional arrangements introduced by the CRR/CRD applicable until June 26, 2019, but reflecting the latest transitional arrangements introduced by the amendments to the CRR/CRD applicable from June 27, 2019.

In addition to this minimum capital requirement, various capital buffer requirements were phased in starting 2016 and are fully effective from 2019 onwards. Transitional arrangements are still applicable for Additional Tier 1 (AT1) and Tier 2 (T2) capital. Capital instruments that no longer qualify as AT1 or T2 capital under the fully loaded CRR/CRD applicable until June 26, 2019 are subject to grandfathering rules during the transitional period and are being phased out from 2013 to 2022 with their recognition capped at 40 % in 2018, 30 % in 2019 and the cap decreasing by ten percentage points every year thereafter.

We present in this report certain figures based on our definition of own funds (applicable for AT1 capital and T2 capital and figures based thereon, including Tier 1 capital and Leverage Ratio) on a “fully loaded” basis. We calculate such “fully loaded” figures excluding the transitional arrangements for own funds introduced by the CRR/CRD applicable until June 26, 2019, but reflecting the latest transitional arrangements introduced by the amendments to the CRR/CRD applicable from June 27, 2019.

We also present our objective for our leverage ratio (fully loaded) for 2020 excluding balances held for BNP Paribas in Prime Finance.

We believe that these “fully loaded” calculations provide useful information to investors as they reflect our progress against the regulatory capital standards and as many of our competitors have been describing calculations on a “fully loaded” basis. As our competitors’ assumptions and estimates regarding “fully loaded” calculations may vary, however, our “fully loaded” measures may not be comparable with similarly labelled measures used by our competitors.

Imprint

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60262 Frankfurt am Main
Germany

Telephone: +49 69 910-00
deutsche.bank@db.com

Investor Relations
+49 800 910-8000
db.ir@db.com

Publication
Published on April 29, 2020

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 20, 2020 under the heading “Risk Factors”.